CANADA GOOSE HOLDINGS INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
For the third quarter and three quarters ended December 29, 2019
The following Management’s Discussion and Analysis (“MD&A”) for Canada Goose Holdings Inc. (“us,” “we,” “our,” “Canada Goose” or the “Company”) is dated February 6, 2020 and provides information concerning our results of operations and financial condition for the third quarter and three quarters ended December 29, 2019. You should read this MD&A together with our unaudited condensed consolidated interim financial statements as at and for the third quarter and three quarters ended December 29, 2019 (“Interim Financial Statements”) and our audited consolidated financial statements and the related notes for the fiscal year ended March 31, 2019 (“Annual Financial Statements”). Additional information about Canada Goose is available on our website at www.canadagoose.com, on the SEDAR website at www.sedar.com, and on the EDGAR section of the U.S. Securities and Exchange Commission (the “SEC”) website at www.sec.gov, including our Annual Report on Form 20-F for the year ended March 31, 2019 (“Annual Report”).
CAUTIONARY NOTE REGARDING FORWARD‑LOOKING STATEMENTS
This MD&A contains forward-looking statements. These statements are neither historical facts nor assurances of future performance. Instead, they are based on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, and other future conditions. Forward-looking statements can be identified by words such as “anticipate,” “believe,” “envision,” “estimate,” “expect,” “forecast,” “goal,” “intend,” “may,” “plan,” “predict,” “project,” “target,” “potential,” “will,” “would,” “could,” “should,” “continue,” “contemplate” and other similar expressions, although not all forward-looking statements contain these identifying words. These forward-looking statements include all matters that are not historical facts. They appear in many places throughout this MD&A and include statements regarding our intentions, beliefs or current expectations concerning, among other things, our results of operations, financial condition, liquidity, business prospects, growth, strategies, expectations regarding industry trends and the size and growth rates of addressable markets, our business plan and our growth strategies, including plans for expansion to new markets and new products, expectations for seasonal trends, and the industry in which we operate.
Certain assumptions made in preparing the forward-looking statements contained in this MD&A include:

•	our ability to implement our growth strategies;

•	our ability to maintain strong business relationships with our customers, suppliers, wholesaler partners and international distributors;

•	our ability to keep pace with changing consumer preferences;

•	our ability to protect our intellectual property; and

•	the absence of material adverse changes in our industry or the global economy.

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By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. We believe that these risks and uncertainties include, but are not limited to, those described in the “Risk Factors” section of our Annual Report and other risk factors described herein, which include, but are not limited to, the following risks:

•	we may not open retail stores or expand e-commerce access on our planned timelines;

•	we may be unable to maintain the strength of our brand or to expand our brand to new products and geographies;

•	we may be unable to protect or preserve our brand image and proprietary rights;

•	we may not be able to satisfy changing consumer preferences;

•	an economic downturn may affect discretionary consumer spending;

•	we may not be able to compete in our markets effectively;

•	we may not be able to manage our growth effectively;

•	poor performance during our peak season may affect our operating results for the full year;

•	our indebtedness may adversely affect our financial condition;

•	we may be unable to remediate weaknesses in our internal controls over financial reporting on a timely basis;

•	our ability to maintain relationships with our select number of suppliers;

•	our ability to manage our product distribution through our wholesale partners and international distributors;

•	the success of our new store openings;

•	the success of our expansion into Greater China;

•	global political events and other disruptions, including the impact of ongoing political disruptions in Hong Kong and the ongoing coronavirus health crisis in Greater China;

•	our ability to procure high quality raw materials from suppliers in Greater China;

•	the success of our marketing programs;

•	our ability to forecast our inventory needs;

•	our ability to manage our exposure to data security and cyber security events;

•	the risk our business is interrupted because of a disruption at our headquarters; and

•	fluctuations in raw material costs, interest rates and currency exchange rates.
Although we base the forward-looking statements contained in this MD&A on assumptions that we believe are reasonable, we caution you that actual results and developments (including our results of operations, financial condition and liquidity, and the development of the industry in which we operate) may differ materially from those made in or suggested by the forward-looking statements contained in this MD&A. In addition, even if results and developments are consistent with the forward-looking statements contained in this MD&A, those results and developments may not be

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indicative of results or developments in subsequent periods. As a result, any or all of our forward-looking statements in this MD&A may prove to be inaccurate. No forward-looking statement is a guarantee of future results. Moreover, we operate in a highly competitive and rapidly changing environment in which new risks often emerge. It is not possible for our management to predict all risks, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking statements we may make.
You should read this MD&A and the documents that we reference herein completely and with the understanding that our actual future results may be materially different from what we expect. The forward-looking statements contained herein are made as of the date of this MD&A, and we do not assume any obligation to update any forward-looking statements except as required by applicable laws.
BASIS OF PRESENTATION
The Interim Financial Statements are prepared in accordance with International Financial Reporting Standards (“IFRS”), specifically International Accounting Standard (“IAS”) 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”), and are presented in millions of Canadian dollars, except where otherwise indicated. The Interim Financial Statements do not include all of the information required for Annual Financial Statements and should be read in conjunction with the Annual Financial Statements. Certain financial measures contained in this MD&A are non-IFRS financial measures and are discussed further under “Non-IFRS Financial Measures” below.
The Interim Financial Statements and the accompanying notes have been prepared using the accounting policies described in note 2 to the Annual Financial Statements, except for the adoption of IFRS 16, Leases (“IFRS 16”) effective April 1, 2019. See “IFRS 16 Impact on Results of Operations” and “Changes in Accounting Policies” below, for a description of the impact from adopting this standard. As permitted by the standard, the Company has not restated comparative financial information.
All references to “$”, “CAD” and “dollars” refer to Canadian dollars, “USD” and “US$” refer to U.S. dollars, “GBP” refer to British pounds sterling, “EUR” refer to euros, “CHF” refer to Swiss francs, “CNY” refer to Chinese yuan, ”RMB” refer to Chinese renminbi and “HKD” refer to Hong Kong dollars unless otherwise indicated. Certain totals, subtotals and percentages throughout this MD&A may not reconcile due to rounding. This MD&A and the accompanying Interim Financial Statements are presented in millions of Canadian dollars.
All references to “fiscal 2016” are to the Company’s fiscal year ended March 31, 2016; to “fiscal 2017” are to the Company’s fiscal year ended March 31, 2017; to “fiscal 2018” are to the Company’s fiscal year ended March 31, 2018; to “fiscal 2019” are to the Company’s fiscal year ended March 31, 2019; to “fiscal 2020” are to the Company’s fiscal year ending March 29, 2020; and to “fiscal 2021” are to the Company’s fiscal year ending March 28, 2021.

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CHANGE IN FISCAL YEAR EFFECTIVE APRIL 1, 2019
Effective April 1, 2019, the Company changed its fiscal year from a calendar basis of twelve months ended March 31 to a 52 or 53-week reporting cycle with the fiscal year ending on the Sunday closest to March 31. Each fiscal quarter is 13 weeks. The additional week in a 53 week fiscal year is added to the fourth quarter. The Company's first 53 week fiscal year will occur in 2022. Fiscal 2020 comprises four fiscal quarters ending on June 30, 2019, September 29, 2019, December 29, 2019 and March 29, 2020. The Company has not adjusted financial results for quarters prior to fiscal 2020. In the Interim Financial Statements and in this MD&A, the term "third quarter ended December 29, 2019" refers to the 13 week period ended December 29, 2019 (91 days) and the term “third quarter ended December 31, 2018” refers to the three months ended December 31, 2018 (92 days). The term "three quarters ended December 29, 2019” refers to the 39 week period ended December 29, 2019 (273 days) and the term “three quarters ended December 31, 2018” refers to the nine months ended December 31, 2018 (275 days).
SUMMARY OF FINANCIAL PERFORMANCE
The following table summarizes results of operations for the three quarters ended December 29, 2019 compared to the three quarters ended December 31, 2018, and for the third quarter ended December 29, 2019 compared to the third quarter ended December 31, 2018, and expresses the percentage relationship to revenues of certain financial statement captions. See “Results of Operations” for additional details.

CAD $ millions (except per share data)	For the three quarters ended			For the third quarter ended
	December 29, 2019	December 31, 2018	% Change	December 29, 2019	December 31, 2018	% Change
Statement of Income data:
Revenue	817.2	674.3	21.2%	452.1	399.3	13.2%
Gross profit	499.7	414.4	20.6%	298.4	257.3	16.0%
Gross margin	61.1%	61.5%	(40) bps	66.0%	64.4%	160 bps
Operating income	209.3	185.0	13.1%	161.4	139.9	15.4%
Net income	149.2	134.6	10.8%	118.0	103.4	14.1%
Earnings per share
Basic	$1.36	$1.23	10.6%	$1.08	$0.94	14.9%
Diluted	$1.34	$1.20	11.7%	$1.07	$0.93	15.1%
Other data:(1)
EBIT	209.3	185.0	13.1%	161.4	139.9	15.4%
Adjusted EBIT	217.1	193.9	12.0%	163.8	144.7	13.2%
Adjusted EBIT margin	26.6%	28.8%	(220) bps	36.2%	36.2%	—
Adjusted net income	160.6	141.6	13.4%	119.7	107.2	11.7%
Adjusted net income per basic share	$1.46	$1.30	12.3%	$1.09	$0.98	11.2%
Adjusted net income per diluted share	$1.45	$1.27	14.2%	$1.08	$0.96	12.5%
(1) EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per basic and diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Segments
We report our results in two segments which are aligned with our sales channels: Direct-to-Consumer (“DTC”) and Wholesale. We measure each reportable operating segment’s performance based on revenue and operating income. Through our wholesale segment, we sell to a mix of retailers, including major luxury department stores, outdoor specialty stores, individual shops, and to international distributors. Our DTC segment includes sales to customers through our thirteen national e-commerce markets and twenty directly operated retail stores across North America, Europe, and Asia.
Our DTC and wholesale segments represented 51.9% and 48.1% of the total revenue, respectively, in fiscal 2019. For fiscal 2018, the DTC and wholesale segments contributed 43.1% and 56.9% of the total revenue, respectively. The overall increased proportion of sales in the DTC segment is expected to continue.
Factors Affecting our Performance
We believe that our performance depends on many factors including those discussed below.

•
Market development. Our market development strategy has been a key driver of our recent revenue growth and we plan to continue to execute our global expansion strategy. Across our various markets, we intend to continue increasing brand awareness and activating local markets while expanding our distribution globally. We expect that marketing expenses to support these initiatives will continue to grow in proportion to anticipated revenue growth.

•
Growth in our DTC Channel. In fiscal 2019, for the first time, revenue generated through our DTC channel made up more than half of our total revenue, driven by a footprint of twelve national e-commerce markets and eleven retail stores at the end of the period. We intend to continue expanding retail and e-commerce access globally. This is expected to further alter the seasonality of our financial performance, as customers tend to purchase goods in retail stores and on e-commerce sites at a higher rate in our third and fourth fiscal quarters, compared to the wholesale channel, where products are primarily delivered to wholesale partners in the second and third quarters ahead of their peak selling season.

•
New Products. We intend to continue investing in innovation and the development and introduction of new products across styles, uses and climates. This includes our Fall/Winter and Spring collections of parkas, lightweight down jackets, rainwear, windwear, knitwear and accessories. Additionally, in connection with the acquisition of the business of Baffin Inc. (the “Baffin Vendor”), in November 2018 (the “Baffin acquisition”), we offer Baffin branded footwear through its own distinct sales channels. We also intend to develop a separate Canada Goose footwear offering in the medium to longer term, leveraging Baffin’s infrastructure, processes and technology. We expect that certain new products may carry a lower gross margin per unit relative to our long-standing styles which are produced in significantly higher volumes.

•
Seasonality. We experience seasonal fluctuations in our revenue and operating results and historically have realized a significant portion of our annual wholesale revenue during our second and third fiscal quarters and our annual DTC revenue in our third and fourth fiscal quarters. We generated 75.8%, 74.2%, and 83.5% of our consolidated revenues in the combined second and third fiscal quarters of fiscal 2019, fiscal 2018, and fiscal 2017, respectively. In our wholesale channel, we have visibility into expected future revenues, with a majority of orders received before the end of the prior fiscal year, enabling us to plan our

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manufacturing calendar. That said, seasonal fluctuations in wholesale and distributor customer demand have shifted the delivery timing of customer orders between quarters in the past and similar shifts may affect the quarterly pattern of wholesale revenue in future. Because of seasonal fluctuations in revenue and fixed costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, we typically experience negative and substantially reduced net income and adjusted EBIT(1) in the first and fourth quarters, respectively. As a result of our seasonality, changes that impact gross margin and adjusted EBIT(1) can have a disproportionate impact on the quarterly results when they are recorded in our off-peak revenue periods.

(1)	Adjusted EBIT is a non-IFRS measure. See “Non-IFRS Financial Measures” for a description of these measures.
Guided by expected demand and wholesale orders, we manufacture on a linear basis throughout the fiscal year, resulting in the buildup of inventory. Net working capital requirements typically increase as inventory builds. We finance these needs through a combination of cash on hand, cash from operations, and borrowings on our senior secured asset-based revolving credit facility (the “Revolving Facility”) and uncommitted loan facility in China (the “Short-term Borrowings”). Cash flows from operating activities are typically highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.

•
Developments in international trade. We continue to prepare for the impact on our operations in Europe and the U.K. as a result of the expected British exit from the European Union (“Brexit”). We do not expect any consequences, positive or negative, emanating from recent trade negotiations in connection with the proposed United States-Mexico-Canada Agreement (“USMCA”). The Company continues to benefit from reduced tariffs on certain of our products imported into Europe under the Canada-European Union Comprehensive Economic and Trade Agreement (“CETA”) which entered into force provisionally on September 21, 2017 and is pending ratification by certain EU countries. We monitor developments in international trade in countries where we operate that could have an impact on our business.

•
Global political events and other disruptions. In connection with our expansion efforts, we are conscious of risks related to social, economic and political instability, including geopolitical tensions, regulatory matters, market volatility and social unrest that could affect consumer spending in certain countries and travel corridors. Our expansion into Greater China is a key component of our global strategy. Moreover, tourists and other travelers from Greater China account for an important portion of the global demand for luxury products, including premium outerwear. The recent political disruptions in Hong Kong have severely impacted the level of tourism in the region, retail traffic in its public spaces, and store operating hours, negatively affecting our retail store performance. To the extent that such disruptions persist, we expect that we will continue to experience slower traffic at our retail stores in Hong Kong. We are also carefully monitoring the ongoing coronavirus health crisis in Greater China, which developed ahead of a peak travelling and shopping season around the Lunar New Year on January 25, 2020. Such outbreak and the measures aimed at limiting its expansion, including travel and other restrictions or advisories, are resulting in decreased retail traffic in, and global travel to and from, Greater China and other affected regions. Those circumstances, together with potential store closures and reduced store operating hours at certain of our retail stores in the region, may have significant adverse consequences on our results of operations for the fourth quarter of Fiscal 2020 and may negatively impact future fiscal periods in the event of prolonged

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disruptions associated with the outbreak. Prolonged disruptions could also affect our ability to procure raw materials from suppliers in Greater China.

•
Foreign Exchange. We sell a significant portion of our products to customers outside of Canada, which exposes us to fluctuations in foreign currency exchange rates. In fiscal years 2019, 2018, and 2017, we generated 58.0%, 53.7%, and 52.2%, respectively, of our revenue in currencies other than Canadian dollars. As most of our wholesale revenue is derived from orders made prior to the beginning of the fiscal year, we have a high degree of visibility into our anticipated future cash flows from wholesale operations. In addition, most of our raw materials are sourced outside of Canada, primarily in U.S. dollars, and selling, general, and administrative (“SG&A”) expenses are typically denominated in the currency of the country in which they are incurred. As part of our risk management program, this extended visibility allows us to enter into foreign exchange derivative contracts to manage certain of our exposures to exchange rate fluctuations for future foreign currency transactions, which is intended to reduce the variability of our operating costs and future cash flows denominated in local currencies.

We are exposed to translation and transaction risks associated with foreign currency exchange fluctuations on the Chinese renminbi denominated principal and interest amounts payable on our Short-term Borrowings and U.S. dollar denominated principal and interest amounts payable on our Revolving Facility and senior secured term loan facility (the “Term Loan Facility”). The Company has entered into foreign exchange cross-currency swap and forward contracts to hedge a portion of the exposure to foreign currency exchange and interest rate risk on the principal amount of the Term Loan Facility. See “Quantitative and Qualitative Disclosures about Market Risk - Foreign Exchange Risk” below.

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The main foreign currency exchange rates that impact our business and operations as at and for the three quarters and third quarter ended December 29, 2019 and for the fiscal year ended March 31, 2019 are summarized below:

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2020
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2020 YTD	December 29, 2019
USD/CAD	1.3375	1.3206	1.3200	—	1.3260	1.3078
EUR/CAD	1.5032	1.4677	1.4617	—	1.4775	1.4584
GBP/CAD	1.7190	1.6280	1.7004	—	1.6824	1.7124
CHF/CAD	1.3345	1.3394	1.3338	—	1.3359	1.3421
CNY/CAD	0.1960	0.1882	0.1874	—	0.1905	0.1869
HKD/CAD	0.1706	0.1687	0.1687	—	0.1693	0.1679

	Foreign currency exchange rate to $1.00 CAD
	Fiscal 2019
	Average Rate					Closing Rate
Currency	Q1	Q2	Q3	Q4	2019	March 31, 2019
USD/CAD	1.2912	1.3069	1.3214	1.3292	1.3122	1.3363
EUR/CAD	1.5390	1.5204	1.5080	1.5094	1.5192	1.5002
GBP/CAD	1.7567	1.7039	1.6992	1.7315	1.7228	1.7418
CHF/CAD	1.3108	1.3291	1.3274	1.3329	1.3251	1.3421
CNY/CAD	0.2024	0.1920	0.1911	0.1970	0.1956	0.1991
HKD/CAD	0.1645	0.1666	0.1688	0.1694	0.1673	0.1702
Source: Bank of Canada
IFRS 16 Impact on Results of Operations
The adoption of IFRS 16, Leases replacing IAS 17, Leases has had a significant impact on certain financial metrics in fiscal 2020. The Company adopted the standard on April 1, 2019 using the modified retrospective approach with the cumulative effect of initial application recorded in opening retained earnings. Prior year results have not been restated, as permitted by the standard.
Under IFRS 16, depreciation expense on right-of-use assets and interest expense on lease liabilities replace rent expense, which was previously recognized under IAS 17 on a straight-line basis in operating income over the term of a lease. Depreciation is recognized on a straight-line basis while interest expense declines over the lease term. Compared to the previous standard, lease-related expenses are higher in the earlier years as interest expense is recognized on an amortized cost basis, and lower in the later years of the lease term.

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The following table presents our results of operations for the three quarters ended December 29, 2019, both including and excluding the impacts of IFRS 16, compared with reported results for the three quarters ended December 31, 2018, without restatement and as reported under IAS 17.

	For the three quarters ended December 29, 2019			For the three quarters ended December 29, 2019	For the three quarters ended December 31, 2018

CAD $ millions (except per share data)	As reported (IFRS 16)	IFRS 16 Impact		Excluding IFRS 16(1)	As reported (IAS 17)	$ Change	% Change
		Depreciation and interest	Rent expense
Revenue	817.2			817.2	674.3	142.9	21.2%
Cost of sales	317.5	(3.5)	4.2	318.2	259.9	(58.3)	(22.4)%
Gross profit	499.7			499.0	414.4	84.6	20.4%
Gross margin	61.1%			61.1%	61.5%		(40) bps
Selling, general and administrative expenses	254.6	—	23.4	278.0	217.1	(60.9)	(28.1)%
SG&A expenses as % of revenue	31.2%			34.0%	32.2%		(180) bps
Depreciation and amortization	35.8	(20.4)	—	15.4	12.3	(3.1)	(25.2)%
Operating income	209.3			205.6	185.0	20.6	11.1%
Operating margin	25.6%			25.2%	27.4%		(220) bps
Net interest and other finance costs	23.9	(6.3)	—	17.6	11.1	(6.5)	(58.6)%
Income before income taxes	185.4			188.0	173.9	14.1	8.1%
Income tax expense	36.2			36.7	39.3	2.6	6.6%
Effective tax rate	19.5%			19.5%	22.6%		310 bps
Net income	149.2			151.3	134.6	16.7	12.4%
Earnings per share
Basic	$1.36			$1.38	$1.23	0.15	12.2%
Diluted	$1.34			$1.36	$1.20	0.16	13.3%
Other data(2)
Adjusted net income	160.6			162.3	141.6	20.7	14.6%
Adjusted net income per basic share	$1.46			$1.48	$1.30	0.18	13.8%
Adjusted net income per diluted share	$1.45			$1.46	$1.27	0.19	15.0%
(1) Presented using IAS 17, as if IFRS 16 had not been adopted, for comparative purposes only.
(2) Adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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The following table presents our results of operations for the third quarter ended December 29, 2019, both including and excluding the impacts of IFRS 16, compared with reported results for the third quarter ended December 31, 2018, without restatement and as reported under IAS 17.

	For the third quarter ended December 29, 2019			For the third quarter ended December 29, 2019	For the third quarter ended December 31, 2018

CAD $ millions (except per share data)	As reported (IFRS 16)	IFRS 16 Impact		Excluding IFRS 16(1)	As reported (IAS 17)	$ Change	% Change
		Depreciation and interest	Rent expense
Revenue	452.1			452.1	399.3	52.8	13.2%
Cost of sales	153.7	(1.3)	1.5	153.9	142.0	(11.9)	(8.4)%
Gross profit	298.4			298.2	257.3	40.9	15.9%
Gross margin	66.0%			66.0%	64.4%		160 bps
Selling, general and administrative expenses	123.6	—	8.2	131.8	112.1	(19.7)	(17.6)%
SG&A expenses as % of revenue	27.3%			29.2%	28.1%		(110) bps
Depreciation and amortization	13.4	(7.0)	—	6.4	5.3	(1.1)	(20.8)%
Operating income	161.4			160.0	139.9	20.1	14.4%
Operating margin	35.7%			35.4%	35.0%		40 bps
Net interest and other finance costs	5.8	(2.2)	—	3.6	3.9	0.3	7.7%
Income before income taxes	155.6			156.4	136.0	20.4	15.0%
Income tax expense	37.6			37.8	32.6	(5.2)	(16.0)%
Effective tax rate	24.2%			24.2%	24.0%		(20) bps
Net income	118.0			118.6	103.4	15.2	14.7%
Earnings per share
Basic	$1.08			$1.08	$0.94	0.14	14.9%
Diluted	$1.07			$1.07	$0.93	0.14	15.1%
Other data(2)
Adjusted net income	119.7			120.3	107.2	13.1	12.2%
Adjusted net income per basic share	$1.09			$1.10	$0.98	0.12	12.2%
Adjusted net income per diluted share	$1.08			$1.09	$0.96	0.13	13.5%
(1) Presented using IAS 17, as if IFRS 16 had not been adopted, for comparative purposes only.
(2) Adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Income for the three quarters and third quarter ended December 29, 2019, excluding IFRS 16 compared to income as reported
To explain the impact of the initial application of IFRS 16 and facilitate comparison with the results for the three quarters and third quarter ended December 31, 2018 without restatement of the prior

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year, the Company has presented its results of operations for the three quarters and third quarter ended December 29, 2019 on the basis of the previous accounting standard.
Earnings per basic and diluted share for the three quarters ended December 29, 2019, excluding IFRS 16, were $1.38 and $1.36, respectively, compared with the reported earnings per basic and diluted share including IFRS 16 of $1.36 and $1.34, respectively. Earnings per basic and diluted share for the third quarter ended December 29, 2019, excluding IFRS 16, were $1.08 and $1.07 per share, respectively, which is consistent with the reported earnings per basic and diluted share including IFRS 16.
Adjusted net income per basic and diluted share for the three quarters ended December 29, 2019, excluding IFRS 16, were $1.48 and $1.46, respectively, compared with adjusted net income per basic and diluted share, on an as reported basis including IFRS 16, of $1.46 and $1.45, respectively. Adjusted net income per basic and diluted share for the third quarter ended December 29, 2019, excluding IFRS 16, were $1.10 and $1.09, respectively, compared with adjusted net income per basic and diluted share, on an as reported basis including IFRS 16, of $1.09 and $1.08, respectively.
Under both approaches, changes in financial performance are the result of the growth in business activity; the results for the current year measured in terms of earnings per share and adjusted net income per basic share, and the change between years, are not significantly different, although the cost of leasing is accounted for differently. Lease related costs are characterized as rent under the previous standard and as depreciation and interest expense under IFRS 16, and are included in different components of the financial results.
The lease costs in the three quarters and third quarter ended December 29, 2019 included leases of retail stores that were not open in the three quarters and third quarter ended December 31, 2018, as well as additional manufacturing facilities. Pre-store opening depreciation of $5.7m and $1.1m, respectively, and interest expense of $1.1m and $0.2m, respectively, for new retail stores in fiscal 2020 were included in the three quarters and third quarter ended December 29, 2019, compared with pre-store opening rent expense of $6.2m and $1.3m, respectively, in the results excluding IFRS 16.
Elsewhere in this MD&A, the Company compares the reported financial results under IFRS 16 with the reported financial results for the prior year without restatement. Changes as a result of the change in lease accounting are explained for the income statement components that are affected.
See “Changes in Accounting Policies” below, for further details on the impact from adopting this standard.

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Components of Our Results of Operations
Revenue
DTC revenue consists of sales through our e-commerce operations and retail stores. Revenue through e-commerce operations and retail stores is recognized upon delivery of the goods to the customer and when consideration is received, net of an estimated provision for sales returns.
Wholesale revenue comprises sales to third party resellers, which includes retailers and distributors of our products. Wholesale revenue from the sale of goods, net of an estimated provision for sales returns, discounts and allowances, is recognized when the control of the goods has been transferred to the reseller, which, depending on the terms of the agreement with the reseller, occurs when the products have been shipped to the reseller, are picked up from our third party warehouse, or arrive at the reseller’s facilities.
Cost of Sales and Gross Profit
Gross profit is our revenue less cost of sales. Cost of sales comprises the cost of manufacturing our products, including raw materials, direct labour and overhead, plus freight, duties and non-refundable taxes incurred in delivering the goods to distribution centres managed by third parties or to our retail stores. It also includes costs incurred in our production, design and merchandise departments, depreciation on our manufacturing right-of-use assets and plant assets as well as rent expense related to our manufacturing facilities (in prior fiscal years), inventory provisions, and allowances related to obsolescence and shrinkage. The primary drivers of our cost of sales are the costs of raw materials (which are sourced in both Canadian dollars and U.S. dollars), manufacturing labour rates in the provinces of Canada, and the allocation of overhead. Gross margin measures our gross profit as a percentage of revenue. Inventory acquired in connection with the Baffin acquisition was recorded at its fair value, measured as net realizable value, less costs to sell. When the opening inventory is sold, the gross profit that would otherwise have been recognized without the inventory valuation adjustment will reduce the associated gross profit and gross margin.
SG&A Expenses
SG&A expenses consist of selling costs to support our customer relationships and to deliver our products to our e-commerce customers, retail stores and wholesale partners. It also includes our marketing and brand investment activities and the corporate infrastructure required to support our ongoing operations. Foreign exchange gains and losses are recorded in SG&A and comprise the translation of assets and liabilities denominated in currencies other than the functional currency of the Company or its subsidiaries, including cash balances, the Short-term Borrowings, the Term Loan Facility, a portion of our Revolving Facility, mark-to-market adjustments on derivative contracts, gains or losses associated with our term loan hedges, and realized gains on settlement of foreign currency denominated assets and liabilities.
Selling costs, other than headcount-related costs, generally correlate to revenue timing and therefore experience similar seasonal trends. As a percentage of sales, we expect these selling costs to change as our business evolves. This change has been and is expected to be primarily driven by the expansion of our retail network, including the investment required to support e-commerce sites and retail stores. Retail store costs are mostly fixed and are incurred throughout the year.

Canada Goose Holdings Inc.	Page 12 of 59

General and administrative expenses represent costs incurred in our corporate offices, primarily related to marketing, personnel costs (including salaries, variable incentive compensation, benefits, and share-based compensation), technology support, and other professional service costs. We have invested considerably in this area to support the growing volume and complexity of our business and anticipate continuing to do so in the future.
Depreciation and amortization
Depreciation and amortization represent the economic benefit incurred in using the Company’s property, plant and equipment, and intangible assets and, beginning in fiscal 2020, right-of-use assets.
Net interest and other finance costs
Net interest and other finance costs represents interest expense on our borrowings including the Short-term Borrowings, the Revolving Facility, the Term Loan Facility, and, beginning in fiscal 2020, lease liabilities, as well as standby fees, net of interest income.
Income Taxes
We are subject to income taxes in the jurisdictions in which we operate and, consequently, income tax expense is a function of the allocation of taxable income by jurisdiction and the various activities that impact the timing of taxable events. The primary regions that determine the effective tax rate are Canada, Switzerland, the U.S., the U.K., Greater China, France, and Italy.

Canada Goose Holdings Inc.	Page 13 of 59

RESULTS OF OPERATIONS
For the three quarters ended December 29, 2019 compared to the three quarters ended December 31, 2018
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	For the three quarters ended		$ Change	% Change
	December 29, 2019	December 31, 2018
Statement of Income data:
Revenue	817.2	674.3	142.9	21.2%
Cost of sales	317.5	259.9	(57.6)	(22.2)%
Gross profit	499.7	414.4	85.3	20.6%
Gross margin	61.1%	61.5%		(40) bps
Selling, general and administrative expenses	254.6	217.1	(37.5)	(17.3)%
SG&A expenses as % of revenue	31.2%	32.2%		100 bps
Depreciation and amortization	35.8	12.3	(23.5)	(191.1)%
Operating income	209.3	185.0	24.3	13.1%
Operating margin	25.6%	27.4%		(180) bps
Net interest and other finance costs	23.9	11.1	(12.8)	(115.3)%
Income before income taxes	185.4	173.9	11.5	6.6%
Income tax expense	36.2	39.3	3.1	7.9%
Effective tax rate	19.5%	22.6%		310 bps
Net income	149.2	134.6	14.6	10.8%
Other comprehensive income	(2.0)	3.7	(5.7)	(154.1)%
Comprehensive income	147.2	138.3	8.9	6.4%
Earnings per share
Basic	$1.36	$1.23	0.13	10.6%
Diluted	$1.34	$1.20	0.14	11.7%
Weighted average number of shares outstanding
Basic	109,714,958	109,234,744
Diluted	111,092,787	111,754,074
Other data:(1)
EBIT	209.3	185.0	24.3	13.1%
Adjusted EBIT	217.1	193.9	23.2	12.0%
Adjusted EBIT margin	26.6%	28.8%		(220) bps
Adjusted net income	160.6	141.6	19.0	13.4%
Adjusted net income per basic share	$1.46	$1.30	0.16	12.3%
Adjusted net income per diluted share	$1.45	$1.27	0.18	14.2%

(1)
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

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Revenue
Revenue for the three quarters ended December 29, 2019 increased by $142.9m, or 21.2%, to $817.2m from $674.3m for the three quarters ended December 31, 2018. On a constant currency(1) basis, revenue increased by 21.6% for the three quarters ended December 29, 2019 compared to the three quarters ended December 31, 2018. Revenue generated from our DTC channel represented 50.3% of total revenue for the three quarters ended December 29, 2019 compared to 45.8% for the three quarters ended December 31, 2018.

	For the three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	410.8	308.9	101.9	1.0	102.9	33.0%	33.3%
Wholesale	406.4	365.4	41.0	1.5	42.5	11.2%	11.6%
Total revenue	817.2	674.3	142.9	2.5	145.4	21.2%	21.6%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
DTC
Revenue from our DTC channel for the three quarters ended December 29, 2019 was $410.8m compared to $308.9m for the three quarters ended December 31, 2018. The increase of $101.9m in revenue from our DTC channel was driven by the incremental revenue from new retail stores that were not open in the three quarters ended December 31, 2018. In addition, as a result of our change in fiscal year from a calendar basis, there were 273 days in the three quarters ended December 29, 2019 compared to 275 days in the three quarters ended December 31, 2018 consisting of two incremental days in fiscal 2019 (December 30 and December 31, 2018). Excluding the impact of revenue from the additional days in the comparative period, DTC revenue increased by 35.3% on a constant currency basis(1) in the three quarters ended December 29, 2019.
Wholesale
Revenue from our wholesale channel for the three quarters ended December 29, 2019 was $406.4m compared to $365.4m for the three quarters ended December 31, 2018. The increase of $41.0m in revenue from our wholesale channel was driven by higher order values from existing wholesale partners and international distributors, and incremental revenue contributed by Baffin, which was acquired in November 2018.

Canada Goose Holdings Inc.	Page 15 of 59

Revenue by geography

	For the three quarters ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	251.0	238.8	12.2	—	12.2	5.1%	5.1%
United States	243.9	203.7	40.2	(1.4)	38.8	19.7%	19.0%
Asia	161.7	79.6	82.1	0.6	82.7	103.1%	103.9%
Europe and Rest of World	160.6	152.2	8.4	3.3	11.7	5.5%	7.7%
Total revenue	817.2	674.3	142.9	2.5	145.4	21.2%	21.6%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased across all our geographic regions for the three quarters ended December 29, 2019 compared to the three quarters ended December 31, 2018. This revenue growth was driven by incremental revenues generated from new retail stores that were not open in the three quarters ended December 31, 2018. Further, there was an increase in the proportion of revenues in Asia due to the expansion of DTC operations in Greater China.
Cost of Sales and Gross Profit
Cost of sales for the three quarters ended December 29, 2019 increased by $57.6m or 22.2% compared to the three quarters ended December 31, 2018. Gross profit and gross margin for the three quarters ended December 29, 2019 were $499.7m and 61.1%, respectively, compared to $414.4m and 61.5%, respectively, for the same period in fiscal 2019. The increase in gross profit was attributable to revenue growth. The change in gross margin was attributable to the impact of product mix, as we continue to grow our non-parka categories, higher freight and duties, and other cost increases. This was partially offset by pricing and favourable segment and geographic mix as the proportion of revenue from DTC and generated outside of Canada both increased.

Canada Goose Holdings Inc.	Page 16 of 59

	For the three quarters ended
	December 29, 2019		December 31, 2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change

DTC
Revenue	410.8	100.0%	308.9	100.0%	101.9	33.0%
Cost of sales	102.0	24.8%	74.3	24.1%	(27.7)	(37.3)%
Gross profit	308.8	75.2%	234.6	75.9%	74.2	31.6%

Wholesale
Revenue	406.4	100.0%	365.4	100.0%	41.0	11.2%
Cost of sales	215.5	53.0%	185.6	50.8%	(29.9)	(16.1)%
Gross profit	190.9	47.0%	179.8	49.2%	11.1	6.2%

Total
Revenue	817.2	100.0%	674.3	100.0%	142.9	21.2%
Cost of sales	317.5	38.9%	259.9	38.5%	(57.6)	(22.2)%
Gross profit	499.7	61.1%	414.4	61.5%	85.3	20.6%
DTC
Cost of sales in our DTC channel was $102.0m for the three quarters ended December 29, 2019 compared to $74.3m for the three quarters ended December 31, 2018. Gross profit was $308.8m for the three quarters ended December 29, 2019 compared to $234.6m for the three quarters ended December 31, 2018. The increase in DTC channel gross profit of $74.2m includes the incremental gross profit generated from new retail stores not open in the three quarters ended December 31, 2018. DTC gross margin slightly decreased to 75.2% in the three quarters ended December 29, 2019 from 75.9%. The change in gross margin was driven by higher input costs and freight and duties from international sales, partially offset by pricing.
Wholesale
Cost of sales in our wholesale channel was $215.5m for the three quarters ended December 29, 2019 compared to $185.6m for the three quarters ended December 31, 2018. Gross profit was $190.9m for the three quarters ended December 29, 2019 compared to $179.8m for the three quarters ended December 31, 2018. The $11.1m increase in gross profit was attributable to revenue growth. Wholesale gross margin decreased to 47.0% in the three quarters ended December 29, 2019 from 49.2%. The change in gross margin was driven by the timing of favourable production efficiencies in the comparative period and the benefit of import duties on goods sold in Europe as a result of the application of CETA in the second quarter of fiscal 2019.
SG&A Expenses
SG&A expenses were $254.6m for the three quarters ended December 29, 2019 compared to $217.1m for the three quarters ended December 31, 2018. SG&A expenses in the three quarters ended December 31, 2018 included rent expense of $12.5m with no comparable charge in the three quarters ended December 29, 2019 as a result of the adoption of IFRS 16 in fiscal 2020. The increase of $37.5m or 17.3% ($50.0m or 24.4% excluding rent expense) was driven by the

Canada Goose Holdings Inc.	Page 17 of 59

expansion of our retail network, including retail stores that were not open in the three quarters ended December 31, 2018, increased investment in marketing to support the brand and build consumer demand, as well as the incremental cost to support our expanding Greater China operations. This also includes investments in personnel in all segments as well as information technology-related expenditures to support growth. We also incurred costs related to the Baffin acquisition of $1.2m during the three quarters ended December 29, 2019, compared with $1.3m of Baffin acquisition costs in the comparative period and $1.8m of transaction costs for the Secondary Offerings in June and November 2018.

	For the three quarters ended
	December 29, 2019		December 31, 2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
DTC	76.7	18.7%	65.7	21.3%	(11.0)	(16.7)%
Wholesale	36.4	9.0%	30.0	8.2%	(6.4)	(21.3)%
Unallocated corporate expenses	141.5		121.4		(20.1)	(16.6)%
Total SG&A expenses	254.6	31.2%	217.1	32.2%	(37.5)	(17.3)%
DTC
SG&A expenses in our DTC channel were $76.7m for the three quarters ended December 29, 2019 compared to $65.7m for the three quarters ended December 31, 2018. SG&A expenses as a percentage of segment revenue decreased to 18.7% from 21.3% in the comparative period. The increase of $11.0m or 16.7% in SG&A expenses rises to $21.5m or 38.9% when taking into account $10.5m of rent expense in the third quarter of fiscal 2019. The increase was attributable to new retail stores that were not open in the three quarters ended December 31, 2018 as well as higher pre-store opening costs of $8.7m (depreciation and interest costs) incurred in the three quarters ended December 29, 2019 compared to $2.2m (rent expense) in the comparative period.
Wholesale
SG&A expenses in our wholesale channel were $36.4m for the three quarters ended December 29, 2019 compared to $30.0m for the three quarters ended December 31, 2018. SG&A expenses as a percentage of segment revenue increased to 9.0% from 8.2% in the comparative period. The increase of $6.4m or 21.3% in SG&A expenses rises to $7.2m or 24.7% when taking into account $0.8m in rent expense in the three quarters ended December 31, 2018. The increase was attributable to a rise in headcount and other fixed costs to support sales and operations.
Unallocated Corporate Expenses
Unallocated corporate expenses were $141.5m for the three quarters ended December 29, 2019 compared to $121.4m for the three quarters ended December 31, 2018. The increase of $20.1m or 16.6% was a result of increased investment in marketing to support the brand and build consumer demand, investment in people and technology, and the costs of our expansion to support growth in Greater China. Costs in the period also include $1.2m of costs in connection with the Baffin

Canada Goose Holdings Inc.	Page 18 of 59

acquisition, compared with $1.3m of Baffin acquisition costs in the comparative period and $1.8m of transaction costs for the Secondary Offerings in June and November 2018.
Depreciation and amortization
Depreciation and amortization was $35.8m for the three quarters ended December 29, 2019 compared to $12.3m for the three quarters ended December 31, 2018, an increase of $23.5m. Of the increase, $20.4m is attributable to the adoption of IFRS 16 resulting in depreciation charges on right-of-use assets during fiscal 2020. Excluding depreciation on right-of-use assets, depreciation and amortization increased by $3.1m, or 25.2%, driven by the expansion of our retail network and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $5.7m in the period relates to pre-store opening costs for new retail locations in fiscal 2020.

	For the three quarters ended
	December 29, 2019	December 31, 2018
CAD $ millions	Reported	Reported	$ Change	% Change
Segment:
DTC	26.7	5.0	(21.7)	(434.0)%
Wholesale	2.1	1.5	(0.6)	(40.0)%
Unallocated depreciation and amortization	7.0	5.8	(1.2)	(20.7)%
Total depreciation and amortization	35.8	12.3	(23.5)	(191.1)%
The Company has changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.

Canada Goose Holdings Inc.	Page 19 of 59

Operating Income and Margin
Operating income was $209.3m for the three quarters ended December 29, 2019 compared to $185.0m for the three quarters ended December 31, 2018. Operating margin was 25.6% for the three quarters ended December 29, 2019 compared to 27.4% for the three quarters ended December 31, 2018.
The operating income for the three quarters ended December 29, 2019 included depreciation on right-of-use assets of $20.4m, of which $5.7m related to pre-store opening costs for new retail stores in fiscal 2020. The comparable rent expense in the three quarters ended December 31, 2018 was $12.5m, including $1.4m of pre-store opening costs for new retail stores in fiscal 2019.

	For the three quarters ended
	December 29, 2019		December 31, 2018
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
DTC	205.4	50.0%	163.9	53.1%	41.5	25.3%
Wholesale	152.4	37.5%	148.3	40.6%	4.1	2.8%
	357.8		312.2		45.6	14.6%
Unallocated corporate expenses	141.5		121.4		(20.1)	(16.6)%
Unallocated depreciation and amortization	7.0		5.8		(1.2)	(20.7)%
Total operating income	209.3	25.6%	185.0	27.4%	24.3	13.1%
DTC
DTC segment operating income was $205.4m for the three quarters ended December 29, 2019 compared to operating income of $163.9m for the three quarters ended December 31, 2018, an increase of $41.5m. Excluding pre-store opening costs (SG&A and depreciation) of $7.7m (three quarters ended December 31, 2018 - $1.4m), the DTC segment generated operating income of $213.1m, an increase of $47.8m on a comparable basis to the prior year. This was attributable to the increase in revenue and gross profit, partially offset by fixed operating costs associated with retail stores in new markets that were not open in the three quarters ended December 31, 2018 and depreciation charges on store right-of-use-assets. Operating margin for the DTC segment decreased to 50.0% in the three quarters ended December 29, 2019 from 53.1% in the comparative period. Excluding pre-store opening costs in both periods, the DTC operating margin decreased to 51.9% from 53.6%. This was attributable to the decline in gross margin and lower profitability for current year store openings.
Wholesale
Wholesale segment operating income was $152.4m for the three quarters ended December 29, 2019 compared to $148.3m for the three quarters ended December 31, 2018. The increase of $4.1m was driven by higher gross profit attributable to the increase in revenue discussed previously. Operating margin in the wholesale segment decreased to 37.5% in the three quarters ended December 29, 2019 from 40.6% in the comparative period. The decrease in operating margin was

Canada Goose Holdings Inc.	Page 20 of 59

attributable to the decline in gross margin and increase in SG&A expenses as a percentage of sales discussed previously.
Net Interest and Other Finance Costs
Net interest and other finance costs were $23.9m for the three quarters ended December 29, 2019 and included the acceleration of unamortized costs in connection with the refinancing of the Term Loan Facility of $7.0m (three quarters ended December 31, 2018 - $nil) and $6.3m of interest on lease liabilities (three quarters ended December 31, 2018 - $nil). Excluding interest on lease liabilities and the acceleration of unamortized costs in connection with the refinancing of the Term Loan Facility, net interest and other finance costs decreased to $10.6m for the three quarters ended December 29, 2019 from $11.1m for the comparative period.
Income Taxes
Income tax expense was $36.2m for the three quarters ended December 29, 2019 compared to$39.3m for the three quarters ended December 31, 2018. For the three quarters ended December 29, 2019, the effective and statutory tax rates were 19.5% and 25.5%, respectively, compared to 22.6% and 25.4% for the three quarters ended December 31, 2018, respectively.
The effective tax rates for both the three quarters ended December 29, 2019 and 2018 were lower than their corresponding statutory tax rates.
For the three quarters ended December 29, 2019, the effective tax rate was lower as a result of the differences in tax rates in our foreign jurisdictions and non-deductible expenses. For the three quarters ended December 31, 2018, the lower rate was due to the difference in tax rates in our foreign jurisdictions and the non-deductible unrealized losses on foreign exchange translation.
Net Income
Net income for the three quarters ended December 29, 2019 was $149.2m compared to $134.6m for the three quarters ended December 31, 2018, driven by the factors described above.

Canada Goose Holdings Inc.	Page 21 of 59

For the third quarter ended December 29, 2019 compared to the third quarter ended December 31, 2018
The following table summarizes results of operations and expresses the percentage relationship to revenues of certain financial statement captions.

CAD $ millions (except share and per share data)	For the third quarter ended		$ Change	% Change
	December 29, 2019	December 31, 2018
Statement of Income data:
Revenue	452.1	399.3	52.8	13.2%
Cost of sales	153.7	142.0	(11.7)	(8.2)%
Gross profit	298.4	257.3	41.1	16.0%
Gross margin	66.0%	64.4%		160 bps
Selling, general and administrative expenses	123.6	112.1	(11.5)	(10.3)%
SG&A expenses as % of revenue	27.3%	28.1%		80 bps
Depreciation and amortization	13.4	5.3	(8.1)	(152.8)%
Operating income	161.4	139.9	21.5	15.4%
Operating margin	35.7%	35.0%		70 bps
Net interest and other finance costs	5.8	3.9	(1.9)	(48.7)%
Income before income taxes	155.6	136.0	19.6	14.4%
Income tax expense	37.6	32.6	(5.0)	(15.3)%
Effective tax rate	24.2%	24.0%		(20) bps
Net income	118.0	103.4	14.6	14.1%
Other comprehensive (loss) income	(3.3)	1.9	(5.2)	(273.7)%
Comprehensive income	114.7	105.3	9.4	8.9%
Earnings per share
Basic	$1.08	$0.94	0.14	14.9%
Diluted	$1.07	$0.93	0.14	15.1%
Weighted average number of shares outstanding
Basic	109,646,184	109,717,345
Diluted	110,581,202	111,729,981
Other data:(1)
EBIT	161.4	139.9	21.5	15.4%
Adjusted EBIT	163.8	144.7	19.1	13.2%
Adjusted EBIT margin	36.2%	36.2%		0 bps
Adjusted net income	119.7	107.2	12.5	11.7%
Adjusted net income per basic share	$1.09	$0.98	0.11	11.2%
Adjusted net income per diluted share	$1.08	$0.96	0.12	12.5%

(1)
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income, and adjusted net income per basic and diluted share are non-IFRS measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.

Canada Goose Holdings Inc.	Page 22 of 59

Revenue
Revenue for the third quarter ended December 29, 2019 increased by $52.8m, or 13.2%, to $452.1m from $399.3m for the third quarter ended December 31, 2018. On a constant currency(1) basis, revenue increased by 13.7% for the third quarter ended December 29, 2019 compared to the third quarter ended December 31, 2018. Revenue generated from our DTC channel represented 66.8% of total revenue for the third quarter ended December 29, 2019 compared to 58.9% for the third quarter ended December 31, 2018.

	For the third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
DTC	301.8	235.3	66.5	1.5	68.0	28.3%	28.9%
Wholesale	150.3	164.0	(13.7)	0.4	(13.3)	(8.4)%	(8.1)%
Total revenue	452.1	399.3	52.8	1.9	54.7	13.2%	13.7%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
DTC
Revenue from our DTC channel was $301.8m for the third quarter ended December 29, 2019 compared to $235.3m for the third quarter ended December 31, 2018. The increase of $66.5m in revenue was driven by incremental revenue from new retail stores that were not open in the third quarter ended December 31, 2018. Store openings in fiscal 2020 contributed lower revenues in the quarter relative to the comparative period. Retail revenue in Hong Kong was severely impacted by disruptions to tourism and retail traffic, together with frequent reductions to regular store operating hours as well as unplanned store closures. In addition, as a result of our change in fiscal year from a calendar basis, there were 91 days in the third quarter ended December 29, 2019 compared to 92 days in the third quarter ended December 31, 2018. Excluding the impact of revenues from the incremental day, DTC revenue increased by 31.0% on a constant currency basis(1) in the third quarter ended December 29, 2019.
Wholesale
Revenue from our wholesale channel was $150.3m for the third quarter ended December 29, 2019 compared to $164.0m for the third quarter ended December 31, 2018. The decrease of $13.7m in revenue from our wholesale channel was driven by the earlier shipment timing in the first two quarters of fiscal 2020 relative to the prior year.

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Revenue by geography

	For the third quarter ended		$ Change			% Change
CAD $ millions	December 29, 2019	December 31, 2018	As reported	Foreign exchange impact	In constant currency(1)	As reported	In constant currency(1)
Canada	130.6	147.8	(17.2)	—	(17.2)	(11.6)%	(11.6)%
United States	142.8	129.4	13.4	(0.4)	13.0	10.4%	10.0%
Asia	94.7	46.4	48.3	1.6	49.9	104.1%	107.5%
Europe and Rest of World	84.0	75.7	8.3	0.7	9.0	11.0%	11.9%
Total revenue	452.1	399.3	52.8	1.9	54.7	13.2%	13.7%

(1)	Constant currency revenue is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of these measures.
Revenue increased across the United States, Asia, and Europe and Rest of World for the third quarter ended December 29, 2019 compared to the third quarter ended December 31, 2018. This revenue growth was driven by incremental revenues generated from new retail stores that were not open in the third quarter ended December 31, 2018. Further, there was an increase in the proportion of revenues in Asia attributable to DTC operations in Greater China, notwithstanding disruptions in Hong Kong. The decrease in revenue in Canada was driven by lower wholesale revenue and a more challenged retail environment relative to other geographies.
Cost of Sales and Gross Profit
Cost of sales for the third quarter ended December 29, 2019 increased by $11.7m or 8.2% compared to the third quarter ended December 31, 2018. Gross profit and gross margin for the third quarter ended December 29, 2019 were $298.4m and 66.0%, respectively, compared to $257.3m and 64.4%, respectively, for the same period in fiscal 2019. The increase in gross profit was attributable to revenue growth in the DTC channel. The change in gross margin was attributable to channel mix with a higher proportion of DTC revenue.

Canada Goose Holdings Inc.	Page 24 of 59

	For the third quarter ended
	December 29, 2019		December 31, 2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change

DTC
Revenue	301.8	100.0%	235.3	100.0%	66.5	28.3%
Cost of sales	75.1	24.9%	56.3	23.9%	(18.8)	(33.4)%
Gross profit	226.7	75.1%	179.0	76.1%	47.7	26.6%

Wholesale
Revenue	150.3	100.0%	164.0	100.0%	(13.7)	(8.4)%
Cost of sales	78.6	52.3%	85.7	52.3%	7.1	8.3%
Gross profit	71.7	47.7%	78.3	47.7%	(6.6)	(8.4)%

Total
Revenue	452.1	100.0%	399.3	100.0%	52.8	13.2%
Cost of sales	153.7	34.0%	142.0	35.6%	(11.7)	(8.2)%
Gross profit	298.4	66.0%	257.3	64.4%	41.1	16.0%
DTC
Cost of sales in our DTC channel was $75.1m for the third quarter ended December 29, 2019 compared to $56.3m for the third quarter ended December 31, 2018. Gross profit was $226.7m for the third quarter ended December 29, 2019 compared to $179.0m for the third quarter ended December 31, 2018. The increase in DTC channel gross profit was attributable to the incremental gross profit generated from new retail stores that were not open in the third quarter ended December 31, 2018. DTC gross margin decreased to 75.1% in the third quarter ended December 29, 2019 from 76.1% in the comparative period. The change in gross margin was driven by higher input costs and freight and duties from international sales, partially offset by pricing.
Wholesale
Cost of sales in our wholesale channel was $78.6m for the third quarter ended December 29, 2019 compared to $85.7m for the third quarter ended December 31, 2018. Gross profit was $71.7m for the third quarter ended December 29, 2019 compared to $78.3m for the third quarter ended December 31, 2018. The $6.6m decrease in gross profit was attributable to the decrease of wholesale revenue driven by earlier shipment timing in the first two quarters of fiscal 2020 relative to the prior year. Wholesale gross margin was 47.7% in the third quarter ended December 29, 2019 and in the comparative period. This reflects the net impact of pricing and input costs, further offset by product mix. The gross margin included $0.8m and $0.1m reductions that would otherwise have been recognized on sold Baffin inventory due to a fair value markup at acquisition in the third quarters of fiscal 2019 and 2020, respectively. As at December 29, 2019, $0.2m of the fair value markup remains in inventories.
SG&A Expenses
SG&A expenses were $123.6m for the third quarter ended December 29, 2019 compared to $112.1m for the third quarter ended December 31, 2018. With the adoption of IFRS 16, rent expense

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of $4.6m was included in SG&A expenses in the third quarter ended December 31, 2018 with no comparable charge for the third quarter ended December 29, 2019. The increase of $11.5m or 10.3% ($16.1m or 15.0% excluding rent expense for the third quarter ended December 31, 2018) was driven by the expansion of our retail network, including new retail stores that were not open in the third quarter ended December 31, 2018, increased investment in marketing to support the brand and build consumer demand, as well as the incremental cost to support our growing Greater China operations. This also includes investments in personnel in all segments as well as information technology-related expenditures to support growth.

	For the third quarter ended
	December 29, 2019		December 31, 2018
CAD $ millions	Reported	% of segment revenue	Reported	% of segment revenue	$ Change	% Change
Segment:
DTC	47.7	15.8%	38.8	16.5%	(8.9)	(22.9)%
Wholesale	14.5	9.6%	12.0	7.3%	(2.5)	(20.8)%
Unallocated corporate expenses	61.4		61.3		(0.1)	(0.2)%
Total SG&A expenses	123.6	27.3%	112.1	28.1%	(11.5)	(10.3)%
DTC
SG&A expenses in our DTC channel were $47.7m for the third quarter ended December 29, 2019 compared to $38.8m for the third quarter ended December 31, 2018. SG&A expenses as a percentage of segment revenue decreased to 15.8% in the third quarter ended December 29, 2019 from 16.5% in the comparative period. The increase of $8.9m or 22.9% in SG&A expenses rises to $12.8m or 36.7% when taking into account $3.9m of rent expense in the third quarter of fiscal 2019. The increase was driven by incremental operating costs of new retail stores that were not open in the third quarter ended December 31, 2018 as well as higher pre-store opening costs of $1.9m (depreciation and interest costs) incurred in the third quarter ended December 29, 2019 compared to $0.6m (rent expense) in the comparative period.
Wholesale
SG&A expenses in our wholesale channel were $14.5m for the third quarter ended December 29, 2019 compared to $12.0m for the third quarter ended December 31, 2018. SG&A expenses as a percentage of segment revenue increased to 9.6% in the third quarter ended December 29, 2019 from 7.3% in the comparative period. The increase of $2.5m or 20.8% rises to $2.6m or 21.8% taking into account $0.1m in rent expense in the third quarter ended December 31, 2018 was a result of an increase in headcount and other fixed costs to support sales and operations.

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Unallocated Corporate Expenses
Unallocated corporate expenses were $61.4m for the third quarter ended December 29, 2019 compared to $61.3m for the third quarter ended December 31, 2018. Costs remained flat due to an increased investment in marketing to support the brand and build consumer demand, offset by cost efficiencies. Costs in the period also include $0.4m of costs in connection with the Baffin acquisition, compared with $1.3m of Baffin acquisition costs in the comparative quarter and $0.6m of transaction costs for the Secondary Offering in November 2018.
Depreciation and amortization
Depreciation and amortization was $13.4m for the third quarter ended December 29, 2019 compared to $5.3m for the third quarter ended December 31, 2018, an increase of $8.1m. Of the increase, $7.0m is attributable to the adoption of IFRS 16 resulting in depreciation charges on right-of-use assets during the third quarter of fiscal 2020. Excluding depreciation on right-of-use assets, depreciation and amortization increased by $1.1m, or 20.8%, driven by the expansion of our retail network and information technology-related expenditures to support growth. Depreciation expense on right-of-use assets of $1.1m in the quarter relates to pre-store opening costs for new retail locations in fiscal 2020.

	For the third quarter ended
	December 29, 2019	December 31, 2018
CAD $ millions	Reported	Reported	$ Change	% Change
Segment:
DTC	10.1	2.1	(8.0)	(381.0)%
Wholesale	0.7	0.7	—	—%
Unallocated depreciation and amortization	2.6	2.5	(0.1)	(4.0)%
Total depreciation and amortization	13.4	5.3	(8.1)	(152.8)%
The Company has changed its measure of segment operating income to include depreciation and amortization on assets, including right-of-use assets in the current period, used in those segments. Prior to the first quarter of fiscal 2020, depreciation and amortization were not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation and amortization to conform with the presentation adopted in the current year.

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Operating Income and Margin
Operating income was $161.4m for the third quarter ended December 29, 2019 compared to $139.9m for the third quarter ended December 31, 2018. Operating margin was 35.7% for the third quarter ended December 29, 2019 compared to 35.0% for the third quarter ended December 31, 2018.
The operating income for the third quarter ended December 29, 2019 included depreciation on right-of-use assets of $7.0m, of which $1.1m related to pre-store opening costs for new retail stores in fiscal 2020. The comparable rent expense in the third quarter ended December 31, 2018 was $4.6m, including $0.2m of pre-store opening costs for new retail stores in fiscal 2019.

	For the third quarter ended
	December 29, 2019		December 31, 2018
CAD $ millions	Operating income	Operating margin	Operating income	Operating margin	$ Change	% Change
Segment:
DTC	168.9	56.0%	138.1	58.7%	30.8	22.3%
Wholesale	56.5	37.6%	65.6	40.0%	(9.1)	(13.9)%
	225.4		203.7		21.7	10.7%
Unallocated corporate expenses	61.4		61.3		(0.1)	(0.2)%
Unallocated depreciation and amortization	2.6		2.5		(0.1)	(4.0)%
Total operating income	161.4	35.7%	139.9	35.0%	21.5	15.4%
DTC
DTC segment operating income was $168.9m for the third quarter ended December 29, 2019 compared to $138.1m for the third quarter ended December 31, 2018, an increase of $30.8m. Excluding pre-store opening costs (SG&A and depreciation) of $1.8m (third quarter ended December 31, 2018 - $0.2m), the DTC segment generated operating income of $170.7m, an increase of $32.4m on a comparable basis to the prior year. This was attributable to the increase in revenue and gross profit, partially offset by fixed operating costs associated with retail stores in new markets that were not open in the third quarter ended December 31, 2018 and depreciation charges on store right-of-use-assets. Operating margin for the DTC segment was 56.0% in the third quarter ended December 29, 2019 compared to 58.7% in the comparative period. Excluding pre-store opening costs in both periods, the DTC operating margin was 56.6% compared to 58.8% in the comparative period. This was driven by the decline in gross margin and lower profitability for current year store openings.
Wholesale
Wholesale segment operating income was $56.5m for the third quarter ended December 29, 2019 compared to $65.6m for the third quarter ended December 31, 2018. The decrease of $9.1m was driven by lower gross profit attributable to the decrease in revenue discussed previously. Operating margin in the wholesale segment was 37.6% in the third quarter ended December 29, 2019 from

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40.0% in the comparative period. The decrease in operating margin was driven by the decline in revenue and increase in SG&A expenses as a percentage of sales discussed previously.
Net Interest and Other Finance Costs
Net interest and other finance costs were $5.8m for the third quarter ended December 29, 2019 and included $2.1m of interest on lease liabilities. Excluding interest on lease liabilities, net interest and other finance costs decreased to $3.7m for the third quarter ended December 29, 2019 from $3.9m for the comparative period.
Income Taxes
Income tax expense was $37.6m for the third quarter ended December 29, 2019 compared to $32.6m for the third quarter ended December 31, 2018. For the third quarter ended December 29, 2019, the effective and statutory tax rates were 24.2% and 25.5%, respectively, compared to 24.0% and 25.4% for the third quarter ended December 31, 2018.
The effective tax rates for both the third quarter ended December 29, 2019 and 2018 are lower than their corresponding statutory tax rates.
For the third quarter ended December 29, 2019, the effective tax rate was lower as a result of the differences in tax rates in our foreign jurisdictions. For the third quarter ended December 31, 2018, the lower rate was due to the difference in tax rates in our foreign jurisdictions and the non-deductible unrealized losses on foreign exchange translation.
Net Income
Net income for the third quarter ended December 29, 2019 was $118.0m compared to $103.4m for the third quarter ended December 31, 2018, driven by the factors described above.

Canada Goose Holdings Inc.	Page 29 of 59

Quarterly Financial Information

	Fiscal 2020			Fiscal 2019				Fiscal 2018
CAD $ millions (except per share data)	Third Quarter	Second Quarter	First Quarter	Fourth Quarter	Third Quarter	Second Quarter	First Quarter	Fourth Quarter
Revenue
DTC	301.8	74.2	34.8	122.4	235.3	50.4	23.2	94.8
Wholesale	150.3	219.8	36.3	33.8	164.0	179.9	21.5	30.0
Total	452.1	294.0	71.1	156.2	399.3	230.3	44.7	124.8
% of fiscal year revenue	—%	—%	—%	18.8%	48.1%	27.7%	5.4%	21.1%
Net income (loss)	118.0	60.6	(29.4)	9.0	103.4	49.9	(18.7)	8.1
Earnings (loss) per share
Basic	$1.08	$0.55	$(0.27)	$0.08	$0.94	$0.46	$(0.17)	$0.08
Diluted	$1.07	$0.55	$(0.27)	$0.08	$0.93	$0.45	$(0.17)	$0.07
Adjusted EBIT(1)	163.8	79.2	(25.9)	13.0	144.7	66.5	(17.3)	16.9
Adjusted net income (loss) per diluted share(1)	$1.08	$0.57	$(0.21)	$0.09	$0.96	$0.46	$(0.15)	$0.09
(1) Adjusted EBIT and adjusted net income (loss) per diluted share are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures and a reconciliation to the nearest IFRS measure.
Revenue in our wholesale segment is highest in our second and third quarters as we fulfill wholesale customer orders in time for the Fall and Winter retail seasons, and, in our DTC segment, in the third and fourth quarters. Our net income is typically negative in the first quarter and reduced in the fourth quarter as we invest ahead of our peak season.
Revenue
Over the last eight quarters, revenue has been impacted by the following:

•	timing of store openings;

•	launch and expansion of international e-commerce sites;

•	customer demand and increased manufacturing flexibility through a shift to in-house production, which has an impact on the timing of wholesale order shipments;

•	timing of end-consumer purchasing in the DTC segment and the availability of new products;

•	successful execution of global pricing strategy;

•	shift in mix of revenue from wholesale to DTC, which has impacted the seasonality of our financial performance;

•	shift in geographic mix of sales to increase sales outside of Canada;

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•	fluctuation of foreign currencies relative to the Canadian dollar; and

•	acquisition of Baffin on November 1, 2018.

Net Income (Loss)
Over the last eight quarters, net income (loss) has been affected by the following factors:

•	impact of the items affecting revenue, as discussed above;

•
increase and timing of our investment in brand, marketing, and administrative support as well as increased investment in property, plant, and equipment and intangible assets to support growth initiatives;

•
increase in fixed SG&A costs associated with our business, particularly the headcount growth and premises costs associated with our expanding DTC channel, resulting in negative and reduced net income in our seasonally low-revenue first and fourth quarters, respectively;

•	impact of foreign exchange;

•
fluctuations in average cost of borrowings to address growing net working capital requirements and higher seasonal borrowings in the first and second quarters of each fiscal year to address the seasonal nature of revenue;

•	pre-store opening costs incurred, timing of leases signed, and opening of stores;

•	beginning in the first quarter of fiscal 2020, the adoption of the IFRS 16 lease accounting standard with no restatement of prior reporting periods, as permitted by the standard;

•	the nature and timing of transaction costs in connection with secondary offerings of shares, the Baffin acquisition, and amendments to long-term debt agreements; and

•	proportion of taxable income in non-Canadian jurisdictions.

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NON-IFRS FINANCIAL MEASURES

	For the three quarters ended		For the third quarter ended
CAD $ millions (except per share data)	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
EBIT	209.3	185.0	161.4	139.9
Adjusted EBIT	217.1	193.9	163.8	144.7
Adjusted EBIT margin	26.6%	28.8%	36.2%	36.2%
EBITDAR	253.3	216.9	177.9	152.4
Adjusted EBITDAR	253.4	224.4	178.5	157.0
Adjusted net income	160.6	141.6	119.7	107.2
Adjusted net income per basic share	$1.46	$1.30	$1.09	$0.98
Adjusted net income per diluted share	$1.45	$1.27	$1.08	$0.96
Free operating cash flow	18.1	39.4	234.5	228.7

CAD $ millions	December 29, 2019	December 31, 2018	March 31, 2019
Net debt	(296.5)	(52.8)	(63.8)
Net working capital	284.7	170.7	188.0
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net income and adjusted net income per basic and diluted share
EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share are financial measures that are not defined under IFRS. We use these non-IFRS financial measures and believe they enhance an investor’s understanding of our financial and operating performance from period to period, because they exclude certain material non-cash items and certain other adjustments we believe are not reflective of our ongoing operations and our performance. Accordingly, we use these metrics to measure our core financial and operating performance for business planning purposes and as a component in the determination of incentive compensation for salaried employees. In addition, we believe investors use both IFRS and non-IFRS measures (EBIT, adjusted EBIT, adjusted EBIT margin, adjusted net income and adjusted net income per basic and diluted share) to assess management’s past, current and future decisions associated with our priorities and our allocation of capital, as well as to analyze how our business operates in, or responds to, swings in economic cycles or to other events that impact the apparel industry. However, these measures do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies in our industry. These financial measures are not intended to represent and should not be considered as alternatives to net income, operating income or any other performance measures derived in accordance with IFRS as measures of operating performance or operating cash flows or as measures of liquidity.
In prior periods, the Company reported EBITDA, adjusted EBITDA and EBITDA margin as operating performance measures. Upon adoption of IFRS 16 for lease accounting for fiscal 2020 and future years, the Company has replaced EBITDA, adjusted EBITDA and EBITDA margin with EBIT,

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adjusted EBIT, and adjusted EBIT margin in its non-IFRS disclosure. With the capitalization of right-of-use assets and lease liabilities and the replacement of rent expense with depreciation and interest, the Company believes that EBITDA measures are no longer meaningful for assessing operating profit and operating profitability.
For purposes of reporting net debt leverage, the Company has substituted adjusted EBITDAR (earnings before interest, taxes, depreciation, amortization and rent expense) for EBITDA after the adoption of IFRS 16 for lease accounting.
EBIT, adjusted EBIT, adjusted EBIT margin, EBITDAR, adjusted EBITDAR, adjusted net income and adjusted net income per basic and diluted share have important limitations as analytical tools and should not be considered in isolation or as a substitute for any standardized measure under IFRS. For example, these financial measures:

•	exclude certain tax and rent payments that may reduce cash available to us;

•	do not reflect any cash capital expenditure requirements for the assets being depreciated and amortized that may have to be replaced in the future;

•	do not reflect changes in, or cash requirements for, our net working capital needs; and

•	do not reflect the interest expense, or the cash requirements necessary to service interest or principal payments on our debt.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Constant currency revenue
Because we are a global company, the comparability of revenue reported in Canadian dollars is also affected by foreign currency exchange rate fluctuations when the underlying currencies in which we transact change in value over time compared to the Canadian dollar. These currencies include U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan and Hong Kong dollars. These rate fluctuations can have a significant effect on our reported results. Therefore, in addition to financial measures prepared in accordance with IFRS, our revenue discussions often contain references to constant currency measures, which are calculated by translating the prior year reported amounts into comparable amounts using a single foreign exchange rate for each currency calculated based on the current period exchange rates. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. We present constant currency financial information, which is a non-IFRS financial measure, as a supplement to our reported operating results. We use constant currency information to provide a framework to assess how our business and geographic segments performed excluding the effects of foreign currency exchange rate fluctuations. We believe this information is useful to investors to facilitate comparisons of operating results and better identify trends in our businesses. See the Revenue section of the “Results of Operations” for a reconciliation of reported revenue and revenue on a constant currency basis.
Other companies in our industry may calculate this measure differently than we do, limiting its usefulness as a comparative measure.

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Net debt and net debt leverage
Net debt and net debt leverage are financial measures that are not defined under IFRS. We use, and believe that certain investors and analysts use, these non-IFRS financial measures to determine a company’s financial leverage and ability to meet its debt obligations. We define net debt as total indebtedness, net of cash, and net debt leverage as the ratio of net debt to adjusted EBITDAR, measured on a trailing twelve month basis. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources - Indebtedness” below for a table providing the calculation of net debt and discussion of net debt leverage.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Net working capital and net working capital turnover
Net working capital and net working capital turnover are financial measures not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s liquidity and management of net working capital resources. We define net working capital as current assets, net of cash, minus current liabilities, excluding the Short-term Borrowings and current portion of lease liabilities. Net working capital turnover is the ratio of average net working capital to revenue, both measured on a trailing twelve month basis. These measures should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Financial Condition, Liquidity and Capital Resources” below for a table providing the calculation of net working capital.
Other companies in our industry may calculate these measures differently than we do, limiting their usefulness as comparative measures.
Free operating cash flow
Free operating cash flow is a financial measure that is not defined under IFRS. We use, and believe that certain investors and analysts use, this information to assess the Company’s financial leverage and cash available for repayment of borrowings and other financing activities and as an indicator of operational financial performance. We define free operating cash flow as net cash flows from (used in) operating activities plus net cash flows from (used in) investing activities, minus principal payments on lease liabilities, plus the one-time cash outflow related to the Baffin acquisition in the third quarter of fiscal 2019. This measure should not be considered in isolation or as a substitute for any standardized measure under IFRS. See “Cash Flows” below for a table providing the free operating cash flow balance for the period.
Other companies in our industry may calculate this measure differently than we do, limiting their usefulness as comparative measures.

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The tables below reconcile net income to EBIT, adjusted EBIT, EBITDAR, adjusted EBITDAR, and adjusted net income for the periods indicated. Adjusted EBIT margin is equal to adjusted EBIT for the period presented as a percentage of revenue for the same period.

	For the three quarters ended		For the third quarter ended
CAD $ millions	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
Net income	149.2	134.6	118.0	103.4
Add (deduct) the impact of:
Income tax expense	36.2	39.3	37.6	32.6
Net interest and other finance costs	23.9	11.1	5.8	3.9
EBIT	209.3	185.0	161.4	139.9
Offering costs (a)	0.1	1.8	—	0.6
Costs of the Baffin acquisition (b)	1.9	2.1	0.5	2.1
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(2.7)	1.3	(0.3)	1.4
Share-based compensation (d)	0.8	2.3	0.4	0.5
Pre-store opening costs (e)	7.7	1.4	1.8	0.2
Total adjustments	7.8	8.9	2.4	4.8
Adjusted EBIT	217.1	193.9	163.8	144.7
Adjusted EBIT margin	26.6%	28.8%	36.2%	36.2%

Add the impact of:
Depreciation and amortization	44.0	15.3	16.5	6.4
Rent expense	—	16.6	—	6.1
EBITDAR	253.3	216.9	177.9	152.4
Adjusted EBITDAR(1)	253.4	224.4	178.5	157.0
(1)    Adjusted EBITDAR is calculated as EBITDAR, adjusted for items (a) to (d) above.

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	For the three quarters ended		For the third quarter ended
CAD $ millions	December 29, 2019	December 31, 2018	December 29, 2019	December 31, 2018
Net income	149.2	134.6	118.0	103.4
Add (deduct) the impact of:
Offering costs (a)	0.1	1.8	—	0.6
Costs of the Baffin acquisition (b)	1.9	2.1	0.5	2.1
Unrealized foreign exchange (gain) loss on Term Loan Facility (c)	(2.7)	1.3	(0.3)	1.4
Share-based compensation (d)	0.8	2.3	0.4	0.5
Pre-store opening costs (f)	8.7	1.4	1.9	0.2
Acceleration of unamortized costs on term loan refinancing (g)	7.0	—	—	—
Total adjustments	15.8	8.9	2.5	4.8
Tax effect of adjustments	(4.4)	(1.9)	(0.8)	(1.0)
Adjusted net income	160.6	141.6	119.7	107.2

(a)
Represents costs incurred in connection with Secondary Offerings, including professional fees, consulting, legal, and accounting that would otherwise not have been incurred, and those costs recognized over time.

(b)	Represents costs in connection with the Baffin acquisition and the impact of gross margin that would otherwise have been recognized on inventory recorded at net realizable value less costs to sell.

(c)
Represents unrealized gains on the translation of the Term Loan Facility from USD to CAD, net of the effect of derivative transactions entered into to hedge a portion of the exposure to foreign currency exchange risk.

(d)
Represents non-cash share-based compensation expense on stock options issued prior to the Company’s initial public offering (“IPO”) under the Legacy Plan and cash payroll taxes paid by the Company of $0.8m and $0.4m in the three quarters and third quarter ended December 29, 2019, respectively (three quarters and third quarter ended December 31, 2018 - $2.3m and $0.5m, respectively) on gains earned by option holders (compensation) when stock options are exercised.

(e)	Represents costs incurred during pre-opening periods for new retail stores, including depreciation on right-of-use assets in 2019 and rent expense in 2018.

(f)	Represents costs incurred in (e) above plus interest on lease liabilities in 2019.

(g)	Represents the non-cash unamortized costs accelerated in connection with the amendments to the Term Loan Facility on May 10, 2019.

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FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES
Financial Condition
The following table represents our net working capital(1) position as at December 29, 2019, December 31, 2018 and March 31, 2019.

CAD $ millions	December 29, 2019	December 31, 2018	$ Change	March 31, 2019	$ Change
Current assets, net of cash	502.3	343.7	158.6	324.6	177.7
Current liabilities, net of Short-term Borrowings and current portion of lease liabilities	217.5	173.0	(44.5)	136.6	(80.9)
Net working capital(1)	284.8	170.7	114.1	188.0	96.8
(1) Net working capital and net working capital turnover are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at December 29, 2019, we had $284.8m of net working capital compared to $170.7m of net working capital as at December 31, 2018. The $114.1m increase was driven by the creation of buffer inventory as we move more production in-house. As at December 29, 2019, we have notified a number of third party contract manufacturers of our intent to cease production with them in accordance with the terms of our agreements. We are in the process of reducing our third party manufacturing capacity in Canada by over two thirds, and we anticipate that this process will be complete by the third quarter of fiscal 2021. Together with a strategy of building inventory ahead of sales in the near-term, this led to a $130.3m increase in inventory on hand as we accelerated production from our expanding in-house capacity. In addition, we saw a $20.7m increase in trade receivables as a result of the timing of wholesale revenues earned in the latter half of the quarter relative to last year. This was offset by an increase in accounts payable and accrued liabilities of $34.3m as well as a $12.0m increase in provisions driven by an increase in sales volumes. Net working capital turnover(1) was 31.1% in the third quarter ended December 29, 2019.
As at December 29, 2019, we had $284.8m of net working capital compared to $188.0m of net working capital as at March 31, 2019. The $96.8m increase in our net working capital was driven by a $97.8m increase in trade receivables from a seasonal low as at March 31, 2019 and a $80.8m increase in inventory due to the aforementioned factors. This was partially offset by a $61.4m increase in accounts payable and accrued liabilities and a $19.1m increase in provisions driven by an increase in sales volumes and our extended return policy offered to DTC customers during the holiday season.

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Cash Flows
The following table summarizes the Company’s consolidated statement of cash flows for the three quarters ended December 29, 2019 compared to the three quarters ended December 31, 2018, and for the third quarter ended December 29, 2019 compared to the third quarter ended December 31, 2018.

	For the three quarters ended			For the third quarter ended
CAD $ millions	December 29, 2019	December 31, 2018	$ Change	December 29, 2019	December 31, 2018	$ Change
Total cash provided by (used in):
Operating activities	81.7	74.4	7.3	262.7	246.6	16.1
Investing activities	(46.5)	(68.4)	21.9	(20.7)	(51.3)	30.6
Financing activities	(52.1)	2.5	(54.6)	(204.0)	(124.6)	(79.4)
Effects of foreign currency exchange rate changes on cash	0.3	(1.5)	1.8	(0.2)	(0.6)	0.4
(Decrease) increase in cash	(16.6)	7.0	(23.6)	37.8	70.1	(32.3)
Cash, beginning of period	88.6	95.3	(6.7)	34.2	32.2	2.0
Cash, end of period	72.0	102.3	(30.3)	72.0	102.3	(30.3)

Free operating cash flow(1)	18.1	39.4	(21.3)	234.5	228.7	5.8
(1) Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Cash Requirements
Our primary need for liquidity is to fund net working capital, capital expenditures, debt services, and general corporate requirements of our business. Our primary source of liquidity to meet our cash requirements is cash generated from operating activities over our annual operating cycle. We also utilize our Short-term Borrowings, the Revolving Facility, and the Trade accounts receivable factoring program to provide short-term liquidity and to have funds available for net working capital. Our ability to fund our operations, invest in planned capital expenditures, meet debt obligations, and repay or refinance indebtedness depends on our future operating performance and cash flows, which are subject, but not limited to, prevailing economic, financial, and business conditions, some of which are beyond our control. Cash generated from operating activities is significantly impacted by the seasonality of our business. Cash flows from operating activities are typically highest in the third and fourth fiscal quarters of the fiscal year due to revenue from the DTC channel and the collection of receivables from wholesale revenue earlier in the year.
Cash flows from operating activities
Cash flows from operating activities was $81.7m for the three quarters ended December 29, 2019 compared to $74.4m for the three quarters ended December 31, 2018. The increase of $7.3m in cash flows from operating activities was driven by higher cash net income in fiscal 2020, offset by

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an unfavourable change in non-cash operating items. The change in non-cash operating items was driven by an increase in funds used to produce inventory in anticipation of growth in future periods and an increase in accounts receivable.
Cash flows from operating activities was $262.7m for the third quarter ended December 29, 2019 compared to $246.6m for the third quarter ended December 31, 2018. The increase of $16.1m in cash flows from operating activities was driven by higher net income, partially offset by unfavourable changes in non-cash operating items as a result of the factors described above, and higher income tax and interest paid in the quarter.
Cash flows from investing activities
Cash used in investing activities was $46.5m for the three quarters ended December 29, 2019 compared to $68.4m for the three quarters ended December 31, 2018. The decrease in cash used in investing activities of $21.9m was driven by $33.4m of cash used for the acquisition of Baffin in the third quarter ended December 31, 2018, partially offset by an increase in cash used for retail store construction, investments in information technology and product development, and capital additions for manufacturing capacity for the three quarters ended December 29, 2019.
Cash used in investing activities was $20.7m for the third quarter ended December 29, 2019 compared to $51.3m for the third quarter ended December 31, 2018. The decrease in cash used in investing activities of $30.6m was driven by the $33.4m of cash used for the acquisition of Baffin in the third quarter ended December 31, 2018.
Cash flows from financing activities
Cash used in financing activities was $52.1m for the three quarters ended December 29, 2019 compared to cash generated from financing activities of $2.5m for the three quarters ended December 31, 2018. The increase in cash used in financing activities of $54.6m was driven by $38.7m of payments for the purchase and cancellation of subordinate voting shares and $17.1m of principal paid on lease liabilities.
Cash used in financing activities was $204.0m for the third quarter ended December 29, 2019 compared to $124.6m for the third quarter ended December 31, 2018. The increase in cash used in financing activities of $79.4m was driven by higher borrowings repaid on the Revolving Facility and the Short-term Borrowings, as well as $7.5m of principal paid on lease liabilities in the quarter.

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Free operating cash flow(1)
The table below reconciles the cash flows from (used in) operating and investing activities, principal payments on lease liabilities, and the one-time cash outflow related to the Baffin acquisition to free operating cash flow.

	For the three quarters ended			For the third quarter ended
CAD $ millions	December 29, 2019	December 31, 2018	$ Change	December 29, 2019	December 31, 2018	$ Change
Total cash from (used in):
Operating activities	81.7	74.4	7.3	262.7	246.6	16.1
Investing activities	(46.5)	(68.4)	21.9	(20.7)	(51.3)	30.6

Add (deduct) the impact of:
Principal payments on lease liabilities	(17.1)	—	(17.1)	(7.5)	—	(7.5)
Business combination	—	33.4	(33.4)	—	33.4	(33.4)
Free operating cash flow(1)	18.1	39.4	(21.3)	234.5	228.7	5.8
(1) Free operating cash flow is a non-IFRS financial measure. See “Non-IFRS Financial Measures” for a description of this measure.
Free operating cash flow decreased to $18.1m for the three quarters ended December 29, 2019 from $39.4m for the three quarters ended December 31, 2018 due to the unfavourable changes in cash flows from operating activities and investing activities, including the impact of principal payments on lease liabilities in the current year and the one-time cash outflow related to the Baffin acquisition in the prior year.
Free operating cash flow increased to $234.5m for the third quarter ended December 29, 2019 from $228.7m for the third quarter ended December 31, 2018 due to a favourable change in cash flows from operating activities, including the impact of principal payments on lease liabilities in the current year. This was partially offset by the unfavourable change in cash used in investing activities when taking into account the one-time cash outflow related to the Baffin acquisition in the prior year.

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Indebtedness
The following table presents our net debt(1) as at December 29, 2019, December 31, 2018, and March 31, 2019.

CAD $ millions	December 29, 2019	December 31, 2018	$ Change	March 31, 2019	$ Change
Cash	72.0	102.3	(30.3)	88.6	(16.6)
Short-term Borrowings	—	—	—	—	—
Revolving Facility	—	—	—	—	—
Term Loan	(148.8)	(155.1)	6.3	(152.4)	3.6
Lease liabilities	(219.7)	—	(219.7)	—	(219.7)
Net debt(1)	(296.5)	(52.8)	(243.7)	(63.8)	(232.7)
(1) Net debt and net debt leverage are non-IFRS financial measures. See “Non-IFRS Financial Measures” for a description of these measures.
As at December 29, 2019, net debt was $296.5m compared to $52.8m as at December 31, 2018. The increase of $243.7m was driven by the recognition of lease liabilities of $219.7m as a result of the adoption of IFRS 16, offset by a $30.3m decrease in cash. Net debt leverage as at December 29, 2019 was 1.1 times adjusted EBITDAR, including the recognition of lease liabilities effective April 1, 2019.
Net debt as at December 29, 2019 was $296.5m compared to $63.8m as at March 31, 2019. The increase in net debt of $232.7m was driven by the recognition of $219.7m of lease liabilities, offset by a $16.6m decrease in cash.
Short-term Borrowings
On July 18, 2019, a subsidiary of the Company in Greater China entered into an uncommitted loan facility in the amount of RMB 160.0m. The facility includes a non-financial bank guarantee facility in the amount of RMB 10.0m. The term of each draw on the loan will be one, three or six months or such other period as agreed upon and shall not exceed twelve months (including any extension or rollover). The interest rate is equal to 105% of the applicable People's Bank of China Benchmark Lending Rate and payable at one, three or six months, depending on the term of each draw. The facility is guaranteed by the Company and proceeds drawn on the facility will be used to support working capital requirements. As at December 29, 2019, the Company had repaid all amounts owing under the Short-term Borrowings.

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Amendments to long-term debt agreements
On May 10, 2019, the Company entered into agreements with its lenders to amend the terms of its Revolving Facility and Term Loan Facility. The amendment to the Revolving Facility increased the credit commitment amount to $300.0m with a seasonal increase of up to $350.0m during the peak season (June 1 through November 30) and extended the maturity date from June 3, 2021 to June 3, 2024. The amendment to the Term Loan Facility lowered the interest rate from LIBOR plus 4.00% to LIBOR plus 3.50%, and extended the maturity date from December 2, 2021 to December 2, 2024.
Revolving Facility
The Company has an agreement with a syndicate of lenders for a senior secured asset-based Revolving Facility in the amount of $300.0m with an increase in commitments to $350.0m during the peak season (June 1 - November 30) (prior to the amendment - $200.0m with an increase in commitments to $250.0m during the peak season). The revolving credit commitment also includes a letter of credit commitment in the amount of $25.0m, with a $5.0m sub-commitment for letters of credit issued in a currency other than Canadian dollars, U.S. dollars, euros or British pounds sterling, and a swingline commitment for $25.0m. Amounts owing under the Revolving Facility can be drawn in Canadian dollars, U.S. dollars, euros, British pounds sterling or other currencies. The Revolving Facility matures on June 3, 2024. Amounts owing under the Revolving Facility may be borrowed, repaid and re-borrowed for general corporate purposes.
Loans under the Revolving Facility, at our option, may be maintained from time to time as (a) Prime Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for Prime Rate Loans plus the Prime Rate, (b) Banker’s Acceptances funded on a discounted proceeds basis given the published discount rate plus a rate per annum equal to the Applicable Margin for stamping fees, (c) ABR Loans, which bear interest at a rate per annum equal to the Applicable Margin for ABR Loans plus the ABR, (d) European Base Rate Loans, which bear interest at a rate per annum equal to the Applicable Margin for European Base Rate Loans plus the European Base Rate, (e) LIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for LIBOR Loans plus the LIBOR Rate or (f) EURIBOR Loans, which bear interest at a rate per annum equal to the Applicable Margin for EURIBOR Loans plus the applicable EURIBOR.
A commitment fee will be charged on the average daily unused portion of the Revolving Facility of 0.25% per annum if average utilization under the Revolving Facility is greater than 50% or 0.375% if average utilization under the Revolving Facility is less than 50%. A letter of credit fee, with respect to standby letters of credit, will accrue on the aggregate face amount of outstanding letters of credit under the Revolving Facility equal to the Applicable Margin for LIBOR Loans, and, with respect to trade or commercial letters of credit, 50% of the then Applicable Margin on LIBOR Loans. A fronting fee will be charged on the aggregate face amount of outstanding letters of credit equal to 0.125% per annum. In addition, we pay the administrative agent under the Revolving Facility a monitoring fee of one thousand dollars per month.
The Revolving Facility contains financial and non-financial covenants which could impact the Company’s ability to draw funds. As at and during the fiscal periods ended December 29, 2019, December 31, 2018, and March 31, 2019, the Company was in compliance with all covenants.

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In the first quarter of fiscal 2020, the Company incurred transaction costs of $0.6m in connection with the amendment to the Revolving Facility. Total deferred transaction costs will be amortized over the extended term to maturity of the facility.
As at December 29, 2019, December 31, 2018 and March 31, 2019, the Company had repaid all amounts owing under the Revolving Facility and related deferred transaction costs in the amounts of $1.5m, $1.3, and $1.2m, respectively, were included in other long-term liabilities.
The Company has unused borrowing capacity available under the Revolving Facility of $294.5m as at December 29, 2019 (December 31, 2018 - $198.8m, March 31, 2019 - $165.5m).
As at December 29, 2019, the Company had letters of credit outstanding under the Revolving Facility of $5.5m (December 31, 2018 - $1.2m, March 31, 2019 - $1.2m). In addition to the letters of credit outstanding under the Revolving Facility, a subsidiary of the Company entered into a guarantee arrangement in the amount of HKD13.9m in connection with a retail lease agreement in Hong Kong. The subsidiary will reimburse the issuing bank for amounts drawn on the guarantee. As at December 29, 2019, no amounts have been drawn.
Term Loan Facility
The Company has a senior secured loan agreement with a syndicate of lenders that is secured on a split collateral basis alongside the Revolving Facility, with an aggregate principal amount owing of US$113.8m with Credit Suisse AG, Cayman Islands Branch, as administrative agent and collateral agent, and certain financial institutions as lenders. The Term Loan Facility bears interest at a rate of LIBOR plus an applicable margin of 3.50% (prior to the amendment - LIBOR plus an applicable margin of 4.00%, provided that LIBOR may not be less than 1.00%), payable monthly in arrears. The Term Loan Facility matures on December 2, 2024. Amounts owing under the Term Loan Facility may be repaid at any time without premium or penalty, but once repaid may not be reborrowed. All obligations under the Term Loan Facility are unconditionally guaranteed by the Company and, subject to certain exceptions, our U.S., U.K. and Canadian subsidiaries. The Term Loan Facility provides for customary events of default.
The Company has pledged substantially all of its assets as collateral for the Term Loan Facility. The Term Loan Facility contains financial and non-financial covenants. As at and during the fiscal periods ended December 29, 2019, December 31, 2018, and March 31, 2019, the Company was in compliance with all covenants.
The Company determined that the amendments to the Term Loan Facility are equivalent to a prepayment at no cost of the original Term Loan Facility and the origination of the amended Term Loan Facility at market conditions. The Company has accounted for the amendments to the Term Loan Facility as a debt extinguishment and re-borrowing of the loan amount. The original Term Loan Facility in the amount of $151.7m (US$113.8m) and related unamortized costs of $7.0m have been derecognized. The acceleration of unamortized costs is included in net interest and other finance costs in the statement of income.
In the first quarter of fiscal 2020, the Company incurred transaction costs of $1.4m in connection with the amendment to the Term Loan Facility, which will be amortized over the new term to maturity using the effective interest rate method.
As the Term Loan Facility is denominated in U.S. dollars, the Company remeasures the outstanding balance in Canadian dollars at each balance sheet date. As at December 29, 2019, we had $148.8m aggregate principal amount outstanding under the Term Loan Facility (December 31, 2018 -

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$155.1m, March 31, 2019 - $152.4m). The difference in amounts in these periods is the result of the change in the CAD:USD exchange rate.
Lease Liabilities
As a result of the adoption of IFRS 16, the Company recognized $150.8m of lease liabilities on April 1, 2019 and had $219.7m of lease liabilities as at December 29, 2019, of which $33.8 are due within one year. Lease liabilities represent the discounted amount of future payments under leases for right-of-use assets.
Capital Management
The Company manages its capital, which consists of equity (subordinate voting shares and multiple voting shares) and short-term and long-term debt (the Short-term Borrowings and the Revolving Facility and the Term Loan Facility, respectively), with the objectives of safeguarding sufficient net working capital over the annual operating cycle and providing sufficient financial resources to grow operations to meet long-term consumer demand. Management targets a ratio of trailing twelve months adjusted EBITDAR to net debt, reflecting the seasonal change in the business as net working capital builds through the second fiscal quarter.  The Board of Directors of the Company monitors the Company’s capital management on a regular basis. We will continually assess the adequacy of the Company’s capital structure and capacity and make adjustments within the context of the Company’s strategy, economic conditions, and risk characteristics of the business.
Normal course issuer bid
The Board of Directors has authorized the Company to initiate a normal course issuer bid, in accordance with the requirements of the Toronto Stock Exchange, to purchase up to 1,600,000 subordinate voting shares over the 12-month period from May 31, 2019 to May 30, 2020. Purchased subordinate voting shares will be cancelled.
During the three quarters ended December 29, 2019, the Company purchased 853,500 subordinate voting shares for cancellation at an average price per share of $45.35 for total cash consideration of $38.7m. The amount paid to purchase subordinate voting shares has been charged to share capital at the average share capital amount per share outstanding of $1.6m, with the remaining $37.1m charged to retained earnings.

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Contractual Obligations
The following table summarizes certain of our significant contractual obligations and other obligations as at December 29, 2019:

CAD $ millions	Q4 2020	FY 2021	FY 2022	FY 2023	FY 2024	FY 2025	Thereafter	Total
	$	$	$	$	$	$	$	$
Accounts payable and accrued liabilities	171.8	—	—	—	—	—	—	171.8
Term Loan Facility	—	—	—	—	—	148.8	—	148.8
Note payable	—	3.0	—	—	—	—	—	3.0
Interest commitments relating to borrowings(1)	1.9	7.8	7.7	7.7	7.7	5.2	—	38.0
Foreign exchange forward contracts	—	—	—	—	—	1.1	—	1.1
Lease obligations	10.8	42.6	42.6	43.4	40.7	40.4	85.9	306.4
Pension obligation	—	—	—	—	—	—	3.4	3.4
Total contractual obligations	184.5	53.4	50.3	51.1	48.4	195.5	89.3	672.5

(1)	Interest commitments are calculated based on the loan balance and the interest rate payable on the Term Loan Facility of 5.20% as at December 29, 2019.
As at December 29, 2019, we had additional liabilities which included provisions for warranty, agent termination fees, sales returns, asset retirement obligations, and deferred income tax liabilities. These long-term liabilities have not been included in the table above as the timing and amount of future payments are uncertain.
Off-Balance Sheet Arrangements
The Company uses off-balance sheet arrangements including letters of credit and guarantees in connection with certain obligations, including leases. Other than those items disclosed here and elsewhere in this MD&A and our financial statements, we do not have any material off-balance sheet arrangements or commitments as at December 29, 2019.
Trade accounts receivable factoring program
On December 23, 2019, a subsidiary of the Company in Europe entered into an agreement to factor, on a limited recourse basis, certain of its trade accounts receivable up to a limit of €20.0 in exchange for advanced funding equal to 100% of the principal value of the invoice. Accepted currencies include euros, British pounds sterling, and Swiss francs. The Company is charged a fee of the applicable EURIBOR or LIBOR reference rate plus 1.15% per annum, based on the number of days between the purchase date and the invoice due date, which is lower than the Company’s average borrowing rate under the Revolving Facility. The program is utilized to provide sufficient liquidity to support its international operating cash needs. Upon transfer of the receivables, the Company receives cash proceeds and continues to service the receivables on behalf of the third-party financial institution. The program meets the derecognition requirements in accordance with IFRS 9, Financial Instruments as the Company transfers substantially all the risks and rewards of ownership upon the sale of a receivable. These proceeds are classified as cash flows from operating activities in the statement of cash flows.

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For the three quarters and third quarter ended December 29, 2019, the Company received cash proceeds from the sale of trade accounts receivable with a carrying value of $6.9m which were derecognized from the Company’s statement of financial position. The Company recorded costs of less than $0.1m and less than $0.1m for the three quarters and third quarter ended December 29, 2019, respectively in “Net interest and other financing costs”. At December 29, 2019, the outstanding amount of trade accounts receivable derecognized from the Company’s statement of financial position, but which the Company continues to service, was $6.4m.
Outstanding Share Capital
Canada Goose is a publicly traded company and the subordinate voting shares are listed on the New York Stock Exchange (NYSE: GOOS) and on the Toronto Stock Exchange (TSX: GOOS). As at February 3, 2020, there were 58,722,076 subordinate voting shares issued and outstanding, and 51,004,076 multiple voting shares issued and outstanding.
As at February 3, 2020, there were 2,077,759 options and 39,432 restricted share units outstanding under the Company’s equity incentive plans, of which 944,033 options were vested as of such date. Each option is exercisable for one subordinate voting share. We expect that vested restricted share units will be paid at settlement through the issuance of one subordinate voting share per restricted share unit.
QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
We are exposed to certain market risks arising from transactions in the normal course of our business. Such risk is principally associated with foreign currency exchange rates and interest rates.
Foreign exchange risk
Foreign exchange risk in operating cash flows
Our Interim Financial Statements are expressed in Canadian dollars, but a portion of the Company’s net assets are denominated in foreign currencies, primarily U.S. dollars, euros, British pounds sterling, Swiss francs, Chinese yuan, and Hong Kong dollars through its foreign operations in the U.S., U.K., France, Switzerland, Hong Kong, and China. Furthermore, as our business in Greater China grows, transactions in Chinese yuan and Hong Kong dollar will increase. Net monetary assets denominated in currencies other than Canadian dollars that are held in entities with Canadian dollar functional currency are translated into Canadian dollars at the foreign currency exchange rate in effect at the balance sheet date. As a result, we are exposed to foreign currency translation gains and losses. Revenues and expenses of all foreign operations are translated into Canadian dollars at the foreign currency exchange rates that approximate the rates in effect at the dates when such items are recognized. Appreciating foreign currencies relative to the Canadian dollar will positively impact operating income and net income by increasing our revenue, while depreciating foreign currencies relative to the Canadian dollar will have the opposite impact.
We are also exposed to fluctuations in the prices of U.S. dollar denominated purchases as a result of changes in U.S. dollar exchange rates. A depreciating Canadian dollar relative to the U.S. dollar will negatively impact operating income and net income by increasing our costs of raw materials, while an appreciating Canadian dollar relative to the U.S. dollar will have the opposite impact.
Since fiscal 2016, we entered into derivative instruments in the form of forward contracts to manage the majority of our current and anticipated exposure to fluctuations in the U.S. dollar, euro, British

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pounds sterling, Swiss franc, Chinese yuan, Hong Kong dollars and Swedish krona exchange rates for revenues and purchases. Beginning in fiscal 2017, certain foreign exchange forward contracts have been designated and accounted for as cash flow hedges.
A summary of foreign currency forward exchange contracts and the corresponding amounts as at December 29, 2019 is as follows:

(in millions)	Aggregate Amounts		Currency
Forward contract to purchase Canadian dollars	US$	149.3	U.S. dollars
		€137.7	euros

Forward contract to sell Canadian dollars	US$	96.5	U.S. dollars
		€62.3	euros

Forward contract to purchase euros	CHF	2.2	Swiss francs
	CNY	550.0	Chinese yuan
		£37.7	British pounds sterling
	HKD	67.1	Hong Kong dollars
	SEK	6.6	Swedish krona

Forward contract to sell euros	CHF	17.0	Swiss francs
		£2.2	British pounds sterling
Foreign exchange risk on borrowings
Amounts available for borrowing under the Term Loan Facility and part of our Revolving Facility are denominated in U.S. dollars. Based on our outstanding balances of $148.8m (US$113.8m) under the Term Loan Facility as at December 29, 2019, a $0.01 depreciation in the value of the Canadian dollar compared to the U.S. dollar would result in a decrease in our pre-tax income of $1.1m solely as a result of that exchange rate fluctuation’s effect on the debt.
The Company hedges a portion of its exposure to foreign currency exchange risk on principal and interest payments related to its U.S. dollar denominated Term Loan Facility.
The Company entered into a cross-currency swap by selling $93.0m, $70.0m in equivalent U.S. dollars, floating rate debt bearing interest at LIBOR plus 3.50% as measured on the trade date, and receiving $93.0m fixed rate debt bearing interest at a rate of 5.02%. This cross-currency swap has been designated at inception and is accounted for as a cash flow hedge, and to the extent that the hedge is effective, unrealized gains and losses are included in other comprehensive income until reclassified to the statement of income as the hedged interest payments and principal repayments (or periodic remeasurements) impact net income.
Concurrently, the Company entered into a second cross-currency swap by selling the $93.0 fixed rate debt bearing interest at a rate of 5.02% and receiving $93.0m, or €61.8m in equivalent Euro-denominated fixed rate debt bearing interest at a rate of 3.19%. This cross-currency swap has been designated and is accounted for as a hedge of the net investment in its European subsidiary. Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses included in other comprehensive income. Amounts included in other comprehensive

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income are reclassified to net income in the period when the foreign operation is disposed of or sold.
The Company also entered into a long-dated forward exchange contract to buy $39.6m, or $30.0m in equivalent U.S. dollars as measured on the trade date, to fix the foreign exchange risk on term loan borrowings over the revised term to maturity (December 2, 2024). Unrealized gains and losses in the fair value of the forward contract are recognized in selling, general and administrative expenses in the statement of income.
Interest rate risk
We are exposed to interest rate risk primarily related to the effect of interest rate changes on borrowings outstanding under our Short-term Borrowings, Revolving Facility and Term Loan Facility. As at December 29, 2019, the Company has repaid all amounts owing on the Short-term Borrowings and Revolving Facility. As at December 29, 2019, the Company had $148.8m outstanding under our Term Loan Facility which currently bears interest at 5.20%. Based on the weighted average amount of outstanding borrowings under the Short-term Borrowings during the three quarters ended December 29, 2019, a 1.00% increase in the average interest rate on our borrowings would have increased interest expense by less than $0.1m in the period. Correspondingly, a 1.00% increase in the average interest rate would have increased interest expense on our Revolving Facility and our Term Loan Facility by $0.9m and $1.1m, respectively, in the period. The impact on future interest expense because of future changes in interest rates will depend largely on the gross amount of our borrowings at that time.
RELATED PARTY TRANSACTIONS
The Company enters into transactions from time to time with its principal shareholders and organizations affiliated with members of its Board of Directors by incurring expenses for business services. During the three quarters and third quarter ended December 29, 2019, the Company incurred expenses with related parties of $1.0m and $0.5m, respectively (three quarters and third quarter ended December 31, 2018 - $0.9m and $0.5m, respectively) to companies related to certain shareholders. Net balances owing to related parties as at December 29, 2019 were $0.5m (December 31, 2018 - $0.3m).
With the initial application of IFRS 16, the Company has recognized a lease liability to the Baffin Vendor for the leased premises; the lease liability as at December 29, 2019 was $5.5m. During the three quarters and third quarter ended December 29, 2019, the Company paid principal and interest on the lease liability and other operating costs to entities affiliated with the Baffin Vendor totalling $1.0m and $0.3m, respectively (three quarters and third quarter ended December 31, 2018 - $0.2m and $0.2m, respectively). In connection with the acquisition of Baffin, the Company agreed to acquire the inventories in transit and purchases of such inventories in the three quarters and third quarter ended December 31, 2018 amounted to $1.3m. No amounts were owing to Baffin entities as at December 29, 2019 (December 31, 2018 - $0.4m). Furthermore, $3.0m is payable to the Baffin Vendor on November 1, 2020 and is being charged to expense over two years.

FISCAL 2020 OUTLOOK
A revised discussion as to our fiscal 2020 outlook is contained in our earnings press release dated February 7, 2020 under the section entitled “Revised Fiscal 2020 Outlook”. This press release is

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available on the SEDAR website at www.sedar.com, on the EDGAR section of the SEC website at www.sec.gov and on our website at investor.canadagoose.com.
CRITICAL ACCOUNTING POLICIES AND ESTIMATES
Our Interim Financial Statements have been prepared in accordance with IFRS as issued by the IASB. The preparation of our financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses. We base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. While our significant accounting policies are more fully described in the notes to our Annual Financial Statements and Interim Financial Statements, we believe that the following accounting policies and estimates are critical to our business operations and understanding our financial results.
The Company has adopted IFRS 16, Leases effective April 1, 2019. See “Changes in Accounting Policies” below for a description of the impact from adopting these new standards.
The following are the accounting policies subject to judgments and key sources of estimation uncertainty that we believe could have the most significant impact on the amounts recognized in the Interim Financial Statements.
Revenue recognition. Revenue comprises of the consideration to which the Company expects to be entitled in exchange for the sale of goods in the ordinary course of the Company’s activities. Revenue is presented net of sales tax, estimated returns, sales allowances, and discounts. The Company recognizes revenue when the Company has agreed terms with its customers, the contractual rights and payment terms have been identified, the contract has commercial substance, it is probable that consideration will be collected by the Company, and when specific criteria for transfer of control to the customer have been met for each of the Company’s activities, as described below.

i)
DTC revenue consists of sales through the Company’s e-commerce operations and Company-owned retail stores. Sales through e-commerce operations are recognized upon estimated delivery of the goods to the customer, net of an estimated provision for sales returns, when control of the goods has transferred from the Company to the customer. Sales through our retail stores are recognized upon delivery to the customer at the point of sale, net of an estimated provision for sales returns.

It is the Company’s policy to sell merchandise through the DTC channel with a limited right to return, typically within 30 days. Accumulated experience is used to estimate and provide for such returns. The return period is extended during the holiday shopping period in some geographies to accommodate a higher volume of activity and purchases given as gifts. The amount outstanding as at December 29, 2019 and December 31, 2018 relates to seasonal DTC sales over the holiday selling season.

ii)
Wholesale revenue comprises sales of the Company’s products to third party resellers (which includes international distributors and retailers). Wholesale revenue from the sale of goods is recognized when the control of the goods has been transferred to the reseller, which depends on the precise terms of the agreement with each reseller, net of an estimated provision for sales returns.

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The Company, at its discretion, may cancel all or a portion of any firm wholesale sales order. The Company is therefore obligated to return any prepayments or deposits made by resellers for which the product is not provided. All advance payments are therefore included in accrued liabilities in the statement of financial position.
The Company’s warranty obligation is to provide an exchange or repair for manufacturing defective products under the standard warranty terms and conditions. The warranty obligation is recognized as a provision when goods are sold.
Inventories. Inventories are carried at the lower of cost and net realizable value which requires us to use estimates related to fluctuations in obsolescence, shrinkage, future retail prices, seasonality and costs necessary to sell the inventory.
We periodically review our inventories and make provisions as necessary to appropriately value obsolete or damaged raw materials and finished goods. In addition, as part of inventory valuations, we accrue for inventory shrinkage for lost or stolen items based on historical trends from actual physical inventory counts.
Impairment of non-financial assets (goodwill, intangible assets, and property, plant and equipment). We are required to use judgment in determining the grouping of assets to identify their cash generating units (“CGU”) for the purposes of testing fixed assets for impairment. Judgment is further required to determine appropriate groupings of CGUs for the level at which goodwill and intangible assets are tested for impairment. For the purpose of goodwill impairment testing, CGUs are grouped at the lowest level at which goodwill is monitored for internal management purposes. For the purpose of intangible assets’ impairment testing, intangible assets are assessed at the CGU level. In addition, judgment is used to determine whether a triggering event has occurred requiring an impairment test to be completed.
In determining the recoverable amount of a CGU or a group of CGUs, various estimates are employed. We determine value-in-use by using estimates including projected future revenues, earnings, working capital and capital investment consistent with strategic plans presented to the board of directors of the Company. Discount rates are consistent with external industry information reflecting the risk associated with the specific cash flows.
Income and other taxes. Current and deferred income taxes are recognized in the consolidated statements of income and comprehensive income, except when it relates to a business combination, or items recognized in equity or in other comprehensive income. Application of judgment is required regarding the classification of transactions and in assessing probable outcomes of claimed deductions including expectations about future operating results, the timing and reversal of temporary differences and possible audits of income tax and other tax filings by the tax authorities in the various jurisdictions in which the Company operates.
Functional currency. Items included in the consolidated financial statements of the Company’s subsidiaries are measured using the currency of the primary economic environment in which each entity operates (the functional currency). The consolidated financial statements are presented in Canadian dollars, which is our functional and presentation currency.
Financial instruments. Financial assets and financial liabilities are recognized when the Company becomes a party to the contractual provisions of the financial instrument.
We enter into financial instruments with highly-rated creditworthy institutions and instruments with liquid markets and readily-available pricing information.

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Financial assets and financial liabilities are initially measured at fair value. Transaction costs that are directly attributable to the acquisition or issuance of financial assets and financial liabilities (other than financial assets and financial liabilities classified at fair value through profit or loss) are added to, or deducted from, the fair value of the financial assets or financial liabilities, as appropriate, on initial recognition. Transaction costs directly attributable to the acquisition of financial assets or financial liabilities classified at fair value through profit or loss are recognized immediately in profit or loss.
Financial assets and financial liabilities are measured subsequently as described below.

i)	Non-derivative financial assets
Non-derivative financial assets include cash and trade receivables which are measured at amortized cost. The Company initially recognizes receivables and deposits on the date that they are originated. The Company derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, or it transfers the rights to receive the contractual cash flows on the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred.

ii)	Non-derivative financial liabilities
Non-derivative financial liabilities include accounts payable, accrued liabilities, Short-term Borrowings, Revolving Facility, and Term Loan Facility. The Company initially recognizes debt instruments issued on the date that they are originated. All other financial liabilities are recognized initially on the trade date at which the Company becomes a party to the contractual provisions of the instrument. Financial liabilities are recognized initially at fair value less any directly attributable transaction costs. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. The Company derecognizes a financial liability when its contractual obligations are discharged or cancelled or expire.

iii)	Derivative financial instruments
Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at each reporting date. The method of recognizing the resulting gain or loss depends on whether the derivative is designated and effective as a hedging instrument. When a derivative financial instrument, including an embedded derivative, is not designated and effective in a qualifying hedge relationship, all changes in its fair value are recognized immediately in the statement of income; attributable transaction costs are recognized in the statement of income as incurred. The Company does not use derivatives for trading or speculative purposes.
Embedded derivatives are separated from a host contract and accounted for separately if the economic characteristics and risks of the host contract and the embedded derivative are not closely related.

iv)	Hedge accounting
The Company is exposed to the risk of currency fluctuations and has entered into currency derivative contracts to hedge its exposure on the basis of planned transactions. Where hedge accounting is applied, the criteria are documented at the inception of the hedge and updated at each reporting date. The Company documents the relationship between hedging instruments and hedged items, as well as its risk management objectives and strategy for

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undertaking the hedging transactions. The Company also documents its assessment, at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in cash flows of hedged items.
The fair value of a hedging derivative is classified as a current asset or liability when the maturity of the hedged item is less than twelve months, and as a non-current asset or liability when the maturity of the hedged item is more than twelve months.
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized, net of tax, in other comprehensive income. The gain or loss relating to the ineffective portion is recognized immediately in the statement of income. Amounts accumulated in other comprehensive income are transferred to the statement of income in the periods when the hedged item affects net income. When a forecast transaction that is hedged results in the recognition of a non-financial asset or liability, such as inventory, the amounts included in the measurement of the cost of the related asset or liability. The deferred amounts are ultimately recognized in the statement of income.
Hedges of net investments are accounted for similarly to cash flow hedges, with unrealized gains and losses recognized, net of tax, in other comprehensive income. Amounts included in other comprehensive income are transferred to the statement of income in the period when the foreign operation is disposed of or sold.
Share-based payments. Share-based payments are valued based on the grant date fair value of these awards and we record compensation expense over the corresponding service period. The fair value of the share-based payments is determined using acceptable valuation techniques.
The Company has issued stock options to purchase subordinate voting shares under its legacy option plan (the “Legacy Plan”) prior to the IPO on March 21, 2017 and stock options and RSUs under its omnibus incentive plan (the “Omnibus Plan”) following the IPO. Under the terms of the Legacy Plan, options were granted to certain employees of the Company with vesting contingent upon meeting the service, performance goals and exit event conditions of the Legacy Plan. There are two types of stock options: service-vested options are time based and generally vest over five years of service, and performance-based and exit event options vest upon attainment of performance conditions and the occurrence of an exit event. Under the terms of the Omnibus Plan, options are granted to certain employees of the Company with vesting, generally over four years, contingent upon meeting the service conditions of the Omnibus Plan. RSUs vest over a term of three years. The compensation expense related to the options and RSUs is recognized ratably over the requisite service period, provided it is probable that the vesting conditions will be achieved and the occurrence of the exit event, if applicable, is probable.
Warranty. The critical assumptions and estimates used in determining the warranty provision at the balance sheet date are: number of jackets expected to require repair or replacement; proportion to be repaired versus replaced; period in which the warranty claim is expected to occur; cost of repair; cost of jacket replacement; and risk-free rate used to discount the provision to present value. We review our inputs to this estimate on a quarterly basis to ensure the provision reflects the most current information regarding our products.
Sales returns. Sales returns relate primarily to goods sold through the DTC sales channel which have a limited right of return, typically within 30 days. The Company bases its estimate on historical return rates in its e-commerce and retail stores and reviews its actual returns experience periodically to assess the appropriateness of the return rates used.

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CHANGES IN ACCOUNTING POLICIES
Standards issued and adopted
Leases
The Company adopted IFRS 16, Leases on April 1, 2019 using the modified retrospective approach with the cumulative effects of initial application recorded in opening retained earnings and no restatement of prior period financial information. Under the modified retrospective approach, the Company measured the right-of-use asset at the carrying value as if the standard had been applied since the commencement date of the lease (typically the possession date), but using the discount rate at the date of initial application.
The Company determined the discount rate at the time of initial adoption to be its incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates.
Substantially all of the Company’s leases are real estate leases for retail stores, manufacturing facilities and corporate offices. The Company recognized right-of-use assets and lease liabilities for its leases except as permitted by recognition exemptions in the standard for short-term leases with terms of twelve months or less and leases of low-value assets. The depreciation expense on right-of-use assets and interest expense on lease liabilities replaced rent expense, which was previously recognized on a straight-line basis under IAS 17 over the lease term.
In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•	the Company has applied a single discount rate to a portfolio of leases with reasonably similar underlying characteristics;

•
the Company has excluded initial direct costs in the measurement of the right-of-use asset on initial application except to the extent that costs, such as lease rights, were recognized under the previous standard;

•	the Company has accounted for leases with a remaining term of less than twelve months as at March 31, 2019 as short-term leases; and

•	the Company has used hindsight in determining the lease term where the lease contain options to extend or terminate the lease.

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On the date of initial application, the impact of adopting IFRS 16 on the Company’s statement of financial position as at April 1, 2019 was as follows:

Condensed Financial Position Information
Increase (decrease)
(in millions of Canadian dollars)
	As previously reported, March 31, 2019	IFRS 16 initial application	Reclassification of initial direct costs	Income tax	Balance as at April 1, 2019 - IFRS 16
Assets	$	$	$	$	$
Current assets
Other current assets	32.9	(0.9)	—	—	32.0

Deferred income taxes	12.2	—	—	1.2	13.4
Right-of-use assets	—	136.6	5.5	—	142.1
Intangible assets	155.6	—	(5.5)	—	150.1

Liabilities
Current liabilities
Lease liabilities	—	19.2	—	—	19.2

Deferred income taxes	16.7	—	—	(0.5)	16.2
Lease liabilities	—	131.6	—	—	131.6
Other long-term liabilities	13.1	(8.5)	—	—	4.6

Shareholders' equity
Retained earnings	279.7	(6.6)	—	1.7	274.8
The Company applied the requirements of IAS 36, Impairment of assets as at April 1, 2019 on the right-of-use assets and concluded there was no impairment.
The Company used its incremental borrowing rates as at April 1, 2019 to measure lease liabilities. The weighted average incremental borrowing rate was 4.28%. The weighted average lease term remaining as at April 1, 2019 was approximately 8 years.

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The following table reconciles the lease liabilities recognized on April 1, 2019 and the operating lease commitments disclosed under IAS 17 as at March 31, 2019 discounted using the incremental borrowing rate as at the date of initial application:

(in millions of Canadian dollars)	$
Operating lease commitment as at March 31, 2019	253.4
Operating leases	(3.1)
Leases committed not yet commenced	(71.5)
Undiscounted lease payments	178.8
Discount at incremental borrowing rate	(28.0)
Lease liabilities recognized as at April 1, 2019	150.8

Current lease liabilities	19.2
Non-current lease liabilities	131.6
Total lease liabilities	150.8
The adoption of IFRS 16 does not impact the Company’s ability to comply with its financial and non-financial covenants as the covenants are calculated as at and during the reporting period in accordance with existing lease guidance applicable at the date of the agreement. As a result of adopting IFRS 16, the Company updated its accounting policies as set out below:
Leases
The Company recognizes a right-of-use asset and a lease liability based on the present value of the future lease payments at the commencement date. The commencement date is when the lessor makes the leased asset available for use by the Company, typically the possession date. The discount rate used in the present value calculation for lease payments is the incremental borrowing rate for each leased asset or portfolio of leased assets with similar characteristics by reference to the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The lease term is determined as the non-cancellable periods of a lease, together with periods covered by a renewal option if the Company is reasonably certain to exercise that option and a termination option if the Company is reasonably certain not to exercise that option.
Lease payments for short-term leases with a term of twelve months or less and leases of low-value assets are treated as operating leases, with rent expense recognized in cost of sales or selling, general and administrative expenses on a straight-line or other systematic basis.
Lease liabilities
Lease liabilities are measured at the present value of future lease payments, discounted using the Company’s incremental borrowing rates and include the fixed payments, variable lease payments that depend on an index or a rate, less any lease incentives receivable. Subsequent to initial measurement, the Company measures lease liabilities at amortized cost using the effective interest rate method. Lease liabilities are remeasured when there are changes to the lease payments, a change in lease term, a change in the assessment of an option to purchase the underlying asset, a change in expected residual value guarantee, or a change in future lease payments due to a change in index or rate tied to the payment.

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Right-of-use assets
Right-of-use assets are measured at the initial amount of the lease liabilities, lease payments made at or before the commencement date less any lease incentives received, initial direct costs if any, and decommissioning costs to restore the site to the condition required by the terms and conditions of the lease. Subsequent to initial measurement, the Company applies the cost model to the right-of-use assets and measures the asset at cost less any accumulated depreciation, accumulated impairment losses in accordance with IAS 36, and any remeasurements of the lease liabilities. Assets are depreciated from the commencement date on a straight-line basis over the earlier of the end of the assets’ useful lives or the end of the lease terms.
Segment information
The adoption of IFRS 16 resulted in the Company adjusting its internal financial information used by the chief operating decision maker. Specifically, the change from rent expense recorded on a straight-line basis in selling, general and administrative expense to depreciation on right-of-use assets and interest expense on lease liabilities required a different measurement of segment operating income. As a result, expenses in the Company's operating segments now include depreciation and amortization on assets, including right-of-use assets in the current year, used in those segments. Prior to the first quarter of fiscal 2020 depreciation and amortization was not allocated to the Company's operating segments. Prior period operating income by segment has been restated to include depreciation to conform with the presentation adopted in the current year.
In applying the IFRS 16 standard, the following judgments and key sources of estimation uncertainty have an impact on the amounts recognized in the consolidated financial statements.
Judgments Made in Relation to Accounting Policies Applied: The Company exercises judgment when contracts are entered into that may give rise to a right-of-use asset that would be accounted for as a lease. Judgment is required in determining the appropriate lease term on a lease by lease basis. The Company considers all facts and circumstances that create an economic incentive to exercise a renewal option or to not exercise a termination option, at inception and over the term of the lease, including investments in major leaseholds, operating performance and changed circumstances. The periods covered by renewal or termination options are only included in the lease term if the Company is reasonably certain to exercise that option. Changes in the economic environment or changes in the retail industry may impact the assessment of the lease term and any changes in the estimate of lease terms may have a material impact on the Company’s statement of financial position.
Key Sources of Estimation: The critical assumptions and estimates used in determining the present value of future lease payments requires the Company to estimate the incremental borrowing rate specific to each leased asset or portfolio of leased assets. Management determines the incremental borrowing rate of each leased asset or portfolio of leased assets by incorporating the Company’s creditworthiness, the security, term and value of the underlying leased asset, and the economic environment in which the leased asset operates. The incremental borrowing rates are subject to change mainly due to macroeconomic changes in the environment.
Standards issued and not yet adopted
Certain new standards, amendments, and interpretations to existing IFRS standards have been published but are not yet effective and have not been adopted early by the Company. Management anticipates that pronouncements will be adopted in the Company’s accounting policy for the first

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period beginning after the effective date of the pronouncement. Information on new standards, amendments, and interpretations is provided below.
Lease term and useful life of leasehold improvements
In December 2019, the IFRS Interpretations Committee ("IFRIC") issued a final agenda decision in regards to the determination of the lease term for cancellable or renewable leases under IFRS 16 and whether the useful life of any non-removable leasehold improvements is limited to the lease term of the related lease. As permitted by the IASB, the Company is currently assessing the impact of this interpretation on its Interim Financial Statements and the implementation of the decision is expected in the fourth quarter of fiscal 2020 with retrospective application.

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INTERNAL CONTROL OVER FINANCIAL REPORTING
Management’s Conclusions Regarding Effectiveness of Disclosure Controls and Procedures
We conducted an evaluation of the effectiveness of our “disclosure controls and procedures” (“Disclosure Controls”), as defined by Rules 13a-15(e) and 15d-15(e) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of December 29, 2019, the end of the period covered by this MD&A. The Disclosure Controls evaluation was completed under the supervision and with the participation of management, including our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer. There are inherent limitations to the effectiveness of any system of disclosure controls and procedures. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. Based upon this evaluation, our President and Chief Executive Officer and Executive Vice President and Chief Financial Officer concluded that, because of the material weaknesses in our internal control over financial reporting described below in “Changes in Internal Control Over Financial Reporting”, our Disclosure Controls were not effective as of December 29, 2019, such that the information required to be disclosed by us in reports filed under the Exchange Act is (i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and (ii) accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.
Material Weakness in Internal Control Over Financial Reporting
In connection with the audit of our consolidated financial statements for the year ended March 31, 2019, we identified material weaknesses in our internal control over financial reporting, as defined in the standards established by the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”). A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting such that there is a reasonable possibility that a material misstatement of our annual or interim financial statements will not be prevented or detected on a timely basis.
We identified control deficiencies in aggregate that constitute material weaknesses in four components of internal control as defined by COSO 2013 (Risk Assessment, Control Activities, Information and Communication, and Monitoring). As the Company has experienced significant expansion of operations and revenue growth, we have increased the number of personnel in our organization and specifically in our financial reporting team. Despite this progress, management determined it did not design and maintain effective controls over the following, each of which is a material weakness: (a) the occurrence and accuracy of revenue and the existence of the related accounts receivable, and access controls to customer master data; (b) the existence and valuation of inventory, including inventory costing and access controls to inventory master data; and (c) the accuracy and completeness of information used in the execution of internal controls primarily related to spreadsheets created from data extracted from our enterprise resource planning (“ERP”) system. Due to these control deficiencies, a reasonable possibility exists that material misstatements in the Company’s financial statements will not be prevented or detected on a timely basis in the future.

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Remediation Plan and Activities
Management has taken the following steps to address the material weaknesses described above:

•
Upgraded its enterprise resource planning (“ERP”) system on April 1, 2019, designed with consideration for enhanced system functionality, user roles reflecting segregation of duties, use of reporting tools, and master data management;

•
Updated its process flows for the change in the business processes and controls as a result of the new ERP system and performed walkthroughs of those processes with the assistance of Internal Audit personnel and external advisors;

•
Hired a Vice President of Internal Audit & Loss Prevention at the end of fiscal 2019 to lead the governance and testing of internal controls over financial reporting and hired internal audit personnel globally to support the VP Internal Audit & Loss Prevention;

•	Hired additional employees with financial reporting, public company, and internal control remediation expertise and capacity throughout the global organization;

•	Added control remediation goals to management’s formal performance objectives to increase control accountability and ownership;

•	Implemented a global SOX compliance software solution;

•	Trained control owners on the control execution and evidencing, particularly in relation to information used in controls; and

•	Increased the frequency of testing of internal controls over financial reporting.
Senior management has discussed the material weaknesses described above with the Audit Committee, which will continue to review progress on these remediation activities.
As the Company continues to evaluate and work to improve its internal control over financial reporting, management is taking additional measures to address control deficiencies. The material weaknesses cannot be considered remediated until the applicable relevant controls operate for a sufficient period of time and management has concluded, through testing, that these controls are operating effectively. No assurance can be provided at this time that the actions and remediation efforts will effectively remediate the material weaknesses described above or prevent the incidence of other material weaknesses in the Company’s internal control over financial reporting in the future. We do not know the specific time frame needed to fully remediate the material weaknesses identified above. Management, including the CEO and CFO, does not expect that disclosure controls and procedures or internal control over financial reporting will prevent all misstatements, even as the remediation measures are implemented and further improved to address the material weaknesses. The design of any system of internal controls is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving the stated goals under all potential future conditions. Nevertheless, management has designed and implemented controls and completed testing wherever possible to mitigate this risk to the extent practicable.
Changes in Internal Control over Financial Reporting
Other than those described above, there have been no changes in the Company’s internal control over financial reporting (as defined in Rule 13a-15(f) and 15d-5(f) under the Exchange Act) during the three quarters ended December 29, 2019, that have materially affected, or that are reasonably likely to materially affect, the Company’s internal control over financial reporting.

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